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SEC MAIL RECEIVED PROCESSING
JAN 24 2007
WASH. D.C. 186 SECTION

07020603

19 January 2007

(Exemption No: 82-5117)

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
450th Fifth Street, N.W.
Washington D.C. 20549
United States of America

SUPPL

BY COURIER

Ladies and Gentlemen

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

We enclose 3 bound documents containing copies of Company announcements made pursuant to the Listing Rules of the Singapore Exchange Securities Trading Limited ("SGX-ST") from 16 October 2006 up to 11 January 2007, and filings with the Singapore Accounting & Corporate Regulatory Authority under the Singapore Companies Act (Cap. 50), as per attached lists, made by Singapore Airport Terminal Services Limited ("SATS") from 9 October 2006 up to 4 January 2007.

Yours truly

Carol Au
Manager, Legal

PROCESSED
JAN 30 2007
THOMSON
FINANCIAL

encl

dw 1/29

Singapore Airport Terminal Services Limited
P.O. Box 3, Singapore Changi Airport, Singapore 918141
Co. Reg. No. 197201770G www.sats.com.sg

A Subsidiary of SINGAPORE AIRLINES

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▼Last 3 Months : SINGAPORE AIRPORT TRML SVCSLTD

Release Date	**Announcement Details**
Jan 11 2007	MISCELLANEOUS :: OPERATING DATA FOR DECEMBER 2006
Dec 27 2006	MISCELLANEOUS :: SATS EXPANDS ITS PARTNERSHIP WITH CAPITAL AIRPORTS HOLDING COMPANY IN CHINA
Dec 14 2006	MISCELLANEOUS :: OPERATING DATA FOR NOVEMBER 2006
Nov 29 2006	MISCELLANEOUS :: INTEREST IN ASSOCIATED COMPANY
Nov 20 2006	MISCELLANEOUS :: ARTICLE ON SATS IN BUSINESS TIMES TODAY (20 NOVEMBER; PAGE 6)
Nov 14 2006	MISCELLANEOUS :: OPERATING DATA FOR OCTOBER 2006
Nov 06 2006	MISCELLANEOUS :: Q&AS RAISED DURING 1HFY2006-07 RESULTS BRIEFING
Oct 30 2006	MISCELLANEOUS :: PRESENTATION SLIDES FOR 2Q FY2006-07 RESULTS BRIEFING TO ANALYSTS/MEDIA
Oct 27 2006	HALF YEAR FINANCIAL STATEMENT AND DIVIDEND ANNOUNCEMENT
Oct 23 2006	MISCELLANEOUS :: GROUND HANDLING CONTRACT FOR THE NEW BANGALORE INTERNATIONAL AIRPORT
Oct 16 2006	MISCELLANEOUS :: OPERATING DATA FOR SEPTEMBER 2006

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	11-Jan-2007 17:22:34
Announcement No.	00055

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for December 2006
Description	
Attachments:	SATS-OperatingData-Dec2006.pdf Total size = **88K** (2048K size limit recommended)

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This is the SATS operating data for December 2006, 3rd Quarter FY2006-07 and Year-to-date (9-months) FY2006-07.

	December 2006	December 2005	% change
Unit Services Handled ('000)	7.16	7.05	+ 1.6
Flights Handled ('000)	7.48	7.17	+ 4.4
Cargo/Mail Processed ('000 tonnes)	137.37	133.03	+ 3.3
Passengers Handled ('M)	2.81	2.55	+ 10.0
Unit Meals Produced ('M)	1.80	1.71	+ 4.8
Gross Meals Produced ('M)	2.27	2.16	+ 4.9

	3Q FY2006-07	3Q FY2005-06	% change
Unit Services Handled ('000)	21.10	21.05	+ 0.2
Flights Handled ('000)	21.79	21.29	+ 2.3
Cargo/Mail Processed ('000 tonnes)	407.57	397.17	+ 2.6
Passengers Handled ('M)	7.84	7.16	+ 9.5
Unit Meals Produced ('M)	5.20	4.95	+ 5.0
Gross Meals Produced ('M)	6.47	6.18	+ 4.6

	9M FY2006-07	9M FY2005-06	% change
Unit Services Handled ('000)	62.20	62.57	- 0.6
Flights Handled ('000)	63.45	63.11	+ 0.5
Cargo/Mail Processed ('000 tonnes)	1,179.32	1,120.57	+ 5.2
Passengers Handled ('M)	22.03	20.47	+ 7.6
Unit Meals Produced ('M)	14.85	14.50	+ 2.4
Gross Meals Produced ('M)	18.56	18.20	+ 2.0

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

COMMENTARY

In December 2006, SATS achieved record monthly levels for flights handled (7,479 flights), passengers served (2.81 million passengers) and meals produced (2.27 million meals).

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418200
Fax: 65-65418204

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	27-Dec-2006 22:03:15
Announcement No.	00086

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	SATS Expands its Partnership with Capital Airports Holding Company in China
Description	
Attachments:	attachment.pdf Total size = **66K** (2048K size limit recommended)

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SATS EXPANDS ITS PARTNERSHIP WITH CAPITAL AIRPORTS HOLDING COMPANY IN CHINA

Beijing, ***27 December 2006*** – Singapore Airport Terminal Services Limited (SATS) announced today that together with its Chinese partner, Capital Airports Holding Company (CAH), it would, through their joint venture companies, Beijing Airport Inflight Kitchen Ltd (BAIK) and Beijing Aviation Ground Services Co Ltd (BGS), be expanding their inflight catering and ground handling businesses to cover 8 other Chinese airports in their network. These airports, namely Tianjin, Nanchang, Wuhan, Chongqing, Guiyang, Changchun, Hohhot and Harbin, are part of CAH's network of 31 airports.

Under the expansion plan, BAIK and BGS will acquire, either partially or fully, the inflight catering and ground handling assets and take over the businesses of the Chinese airport companies in respect of these airports. As a result of the expansion, BAIK and BGS will now have 8 new joint venture partners, resulting in a total of 10 joint venture partners (including CAH and SATS). SATS will retain a 40% equity share in the expanded entities (after contributing further capital in cash of US$21.8 million) while CAH and the 8 Chinese airport companies will together hold the remaining 60% share.

The amount of additional capital to be contributed by SATS was arrived at based on a valuation of the assets being contributed to the Company by each of the 8 Chinese airport companies for a proportionate interest in BAIK and BGS, and determining the amount that SATS would contribute to maintain a 40% interest in the enlarged capital of BAIK and BGS.

50% of the additional capital to be paid by SATS will be paid in early January 2007, followed by the balance 50% payable upon approval received from the examination and approval authority of the Chinese Ministry of Commerce.

In consideration of the additional capital contributions of SATS and the new joint venture partners, application will be made for the joint venture terms of BAIK and BGS to be extended by a 20-year period from 2006, to 2026.

"SATS is delighted to be able to expand our presence in China through the successful partnership with CAH. This initiative bears testimony to our strong partnership which will strengthen further with the expansion," said Mr Ng Chin Hwee, President and CEO of SATS.

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
(a subsidiary of Singapore Airlines Limited)
20 Airport Boulevard, Singapore 819659
Internet: *www.sats.com.sg*
Company Registration No: 197201770G

With the expansion, SATS will have a presence at 13 airports in China (including Macau and Hong Kong).

The expansion of BAIK and BGS is not expected to materially affect the financial performance in terms of earnings per share and net tangible assets per share of SATS in the current financial year.

- End -

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans more than 20 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security and airline linen laundry. SATS, a subsidiary of Singapore Airlines Limited (SIA), has been listed on the Singapore Exchange since May 2000.

For more information on SATS, please visit www.sats.com.sg

For further information, please contact:

Mah Tze Chiang
Singapore Airport Terminal Services Limited (SATS)
Tel: (65) 6541 8200
Fax: (65) 6541 8204
Mobile: (65) 9047 7400
Email: tzechiang_mah@singaporeair.com.sg

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-Dec-2006 17:07:23
Announcement No.	00058

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Operating Data for November 2006
Description	
Attachments:	SATS-OperatingData-Nov2006.pdf Total size = **54K** (2048K size limit recommended)

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This is the SATS operating data for November 2006:

	November 2006	November 2005	% change
Unit Services Handled ('000)	6.89	7.02	- 1.9
Flights Handled ('000)	7.09	7.08	+ 0.2
Cargo/Mail Processed ('000 tonnes)	137.34	128.71	+ 6.7
Passengers Handled ('M)	2.55	2.32	+ 9.5
Unit Meals Produced ('M)	1.70	1.59	+ 6.8
Gross Meals Produced ('M)	2.10	1.98	+ 6.3

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

All operating indices, except for unit services handled, showed growth in November 2006 compared with the corresponding month a year ago.

Cargo/Mail Processed and Passengers Handled are at their highest levels in the past 8 and 11 months respectively.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418203
Fax: 65-65418204

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	29-Nov-2006 17:30:26
Announcement No.	00071

>> Announcement Details

The details of the announcement start here ...

Announcement Title * Interest in Associated Company

Description

Singapore Airport Terminal Services Limited ("SATS") wishes to advise that it has through its associated company, Beijing Airport Inflight Kitchen ("BAIK"), assumed a deemed interest of 20% in the share capital of Shenyang Airport Inflight Kitchen Co. Ltd ("SAK"), a company incorporated in Shenyang, People's Republic of China.

SATS has a 40% interest in BAIK which in turn has a 50% interest in SAK. SAK has an issued and fully paid-up capital of RMB30 million.

SAK is involved in the business of providing inflight catering services to airlines operating at Shenyang Airport as well as non aviation-related catering services.

The above transaction is not expected to have any significant impact on the consolidated earnings per share and net tangible asset per share of SATS for the current financial year.

Attachments:

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Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	20-Nov-2006 12:47:42
Announcement No.	00028

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Article on SATS in Business Times today (20 November; Page 6)
Description	We refer to the article in the Business Times today (20 November 2006; Page 6: Company News: "SATS in talks for JVs at 8 China Airports"). SATS has always been seeking opportunities overseas through new joint venture partnership and, at the same time, working with our existing partners to grow our current joint ventures. In this regard, we are in discussions with Capital Airports Holding Company (CAH), on growth opportunities at other airports in China. CAH is our joint venture partner in Beijing Aviation Ground Services (BGS) and Beijing Airport Inflight Kitchen (BAIK). Both BGS and BAIK have since expanded their operations into Tianjin Airport.
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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	14-Nov-2006 17:33:08
Announcement No.	00073

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Operating Data for October 2006
Description	
Attachments:	SATS-OperatingData-Oct2006.pdf Total size = **54K** (2048K size limit recommended)

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This is the SATS operating data for October 2006:

	October 2006	October 2005	% change
Unit Services Handled ('000)	7.05	6.99	+ 0.8
Flights Handled ('000)	7.22	7.05	+ 2.4
Cargo/Mail Processed ('000 tonnes)	132.86	135.43	- 1.9
Passengers Handled ('M)	2.48	2.28	+ 8.8
Unit Meals Produced ('M)	1.70	1.65	+ 3.0
Gross Meals Produced ('M)	2.10	2.05	+ 2.5

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

All operating indices, except for cargo/mail processed, showed growth in October 2006 compared with the corresponding month a year ago. Flights handled and Meals Produced are at their highest levels in the past 7 and 9 months respectively.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418203
Fax: 65-65418204

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	06-Nov-2006 17:29:11
Announcement No.	00074

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Q&As raised during 1HFY2006-07 Results Briefing
Description	
Attachments:	QAs_raised_at_1HFY2006-07_Results_Briefing.pdf Total size = **85K** (2048K size limit recommended)

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Question and Answer session at
1H and 2Q FY2006-07 Results Briefing
30 October 2006

a) <u>SATS Management Panel</u>

Mr Ng Chin Hwee	-	**President & Chief Executive Officer**
Mr Karmjit Singh	-	**Chief Operating Officer**
Mr Lim Kei Hin	-	**Chief Financial Officer**

b) <u>Analysts</u>

Mr Glenford Tan	-	**CIMB-GK**
Ms Corrine Png	-	**Citigroup**
Mr Rohan Suppiah	-	**Kim Eng Securities**
Mr Chin Y Lim	-	**Morgan Stanley**

c) <u>Media</u>

Ms Chan Sue Ling	-	**Bloomberg**
Mr Ven Sreenivasen	-	**Business Times**
Ms Karamjit Kaur	-	**Straits Times**
Mr Galvin Tan	-	**SmartInvestor**

1. <u>Queries raised by Analysts</u>

1.1 On a sequential basis (from the previous quarter), *contributions* from associated companies actually increased. Why?

SATS:
This was primarily the result of a 1Q one-off restructuring charge by our associated company PT Jasa Angkasa in Indonesia, which depressed contributions in that quarter.

1.2 Are you expecting an acceleration of earnings from the associated companies in 3Q?

SATS:
We have already factored in the earnings from joint ventures in our current performance and given that there have been no new joint venture in operation over the last 6 months, we do not envisage any significant acceleration of earnings.

1.3 Revenue from your 'Others' business segments grew strongly in 1H. Is this performance sustainable for the second half?

SATS:
We expect to continue the strong performance from our other subsidiaries such as Country Foods and Aero Laundry & Linen Services.

1.4 Can you maintain your margins at about 20%?

SATS:
We have to look at margins in terms of Singapore operations versus the group margin which includes contributions from associated companies. In Singapore operations only, margins have actually come down to about 16-17% and they no longer remain at the 20% level. We continue to face external pressure on margins.

1.5 Given current currency translation losses, do you have plans for hedging, with regard to associated companies?

SATS:
Not at the current moment. The currency translation impact is on share of profits of the associated companies, and do not really deal with the receipt of actual cash inflow from our overseas joint ventures. However, we may consider hedging when our overseas joint ventures grow substantially in future.

1.6 Do you have plans to pay more cash to your shareholders?

SATS:
The Board regularly reviews the capital structure for SATS. This includes the dividends to be paid and the amount of cash being held. We have declared that we intend to fully utilise our Section 44 Tax Credits. However, any decision to increase our dividend payout will be dependent on cashflow and funds needed for investments.

1.7 Your overseas ventures have done well. How do you intend to continue managing risks in emerging markets?

SATS:
We recognise that there are business and external risks in emerging markets. We continue to seek partners aligned with our own interests. We look for local partners with a strong track record, the ability to deliver results, and have long-term interests in the business.

1.8 Looking at your operating statistics, the number of passengers handled has increased, yet meals prepared have decreased. Why is this so?

SATS:
This is the result of a mix of passenger traffic, from both budget and regular flights. Meals on budget airlines are sold onboard. These meals are not factored in our data for total inflight meals produced by our inflight catering centres.

1.9 What is the effect on SATS, given that SIA has reported that it expects volume of passengers to decrease due to the delay of the A380s?

SATS:
We are monitoring the situation closely. It must however be noted that SIA load factors have actually increased and this could help mitigate losses/reductions in capacity in inflight meals prepared. At the same time, we should also consider business growth from our other airline customers.

2. Queries raised by the Media

2.1 What is your strategy in terms of the global spread of your business? Can you elaborate on whether you have any target contributions for your overseas expansion and how you plan to achieve these targets?

SATS:
We have always expressed our interest in expanding across Asia (especially in China and India), the Middle East as well as Russia. We continue to look at such high growth markets. It is difficult to provide certainty in our plans for overseas expansion as these are opportunistic in nature – depending on when airports open up and there are opportunities for SATS to enter the market. However, we remain bullish on the outlook for the region. Target countries continue to show potential for growth and good returns and other markets also represent reasonably good prospects.

2.2 We heard that SATS is in talks for a possible new venture in Hyderabad, India? Are you likely to work with Air India for this?

SATS:
We are interested in participating in the new Hyderabad Airport, should there be an opportunity for us. However, we are unable to disclose further information on this matter until details are finalised.

We have a good partnership with Air India and will not rule out extending this partnership to Hyderabad. However, we are open to the possibility that we may work with other partners as well.

2.3 Your staff costs have increased. Any restructuring plans?

SATS:
No. Management has always taken cost management very seriously. Managing staff cost is an ongoing process and we will continue to monitor this closely.

Among our initiatives, we have in place a profit sharing bonus agreement with the Unions which are more closely tied to the performance of the SATS Group.

2.4 Can you elaborate on any specific formulae that SATS uses for this profit sharing bonus agreement?

SATS:
Bonuses are basically tied to the performance of the SATS Group. Bonuses are paid when a minimum base line of 8% of ROE is achieved.

- end -

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	30-Oct-2006 18:02:11
Announcement No.	00087

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Presentation Slides for 2Q FY2006-07 Results Briefing to Analysts/Media
Description	Attached are the presentation slides used at the 2Q FY2006-07 Results Briefing to Analysts/Media held today.
Attachments:	SATS_Review_Media-Analysts_Briefing_2QFY200607.pdf Total size = **761K** (2048K size limit recommended)

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Results Briefing for Analysts and Media

Financial Results for 1H and 2Q FY2006-07

Monday, 30 October 2006

sats

one with you

A Subsidiary of SINGAPORE AIRLINES

- Highlights
- Financial Review
- Operating Data Review
- Commercial Update
- Overseas Update
- Outlook

Highlights

- Profits (Op Profit, PBT and PATMI) down.
- Revenue affected by competition and expiry of pre-board security screening contract (from Sep 05).
- Expenditure increased due to higher staff costs, cost of raw materials and utilities charges.
- Share of profits from associated companies showed a decline of 4.0% (1st Half) but an increase of 1.3% (2nd Quarter).

Group Financials

Group Financial Highlights

(S$m)	1H FY2006-07	1H FY2005-06	% Change	2nd Qtr FY2006-07	2nd Qtr FY2005-06	% Change
Operating Revenue	470.4	474.4	(0.8)	235.7	238.7	(1.3)
Operating Expenditure	373.2	365.9	2.0	186.2	182.9	1.8
Operating Profit	97.2	108.5	(10.4)	49.5	55.8	(11.3)
Share of profits from associated companies	28.8	30.0	(4.0)	15.6	15.4	1.3
PBT	132.1	139.6	(5.4)	68.4	71.9	(4.9)
PATMI	100.5	106.8	(5.9)	52.2	55.8	(6.5)

Group Financial Highlights

(S$m)	1H FY2006-07	1H FY2005-06	% Change
Operating Revenue	470.4	474.4	(0.8)
Operating Expenditure	373.2	365.9	2.0
Operating Profit	97.2	108.5	(10.4)
Share of profits from associated companies	28.8	30.0	(4.0)
PBT	132.1	139.6	(5.4)
PATMI	100.5	106.8	(5.9)

Affected by pricing pressure, expiry of pre-board security screening contract and flat flight/meal volumes but offset by better cargo volumes.

Business Volumes

	1H FY2006-07	1H FY2005-06	% Change	2nd Qtr FY2006-07	2nd Qtr FY2005-06	% Change
Flights Handled ('000)	41.6	41.8	(0.4)	21.0	21.0	-
Cargo/Mail Processed ('000 tonnes)	771.8	723.4	6.7	390.1	369.3	5.6
Meals Produced ('M)	12.1	12.0	0.9	6.1	6.2	(0.8)
Passengers Handled ('M)	14.2	13.3	6.5	7.3	6.8	6.5
Flights Handled ('000) Excluding Tiger Airways	41.6	40.3	3.5	21.0	20.2	4.0

Group Segmental Revenue *

(S$m)	1H FY2006-07	1H FY2005-06	% Change	2nd Qtr FY2006-07	2nd Qtr FY2005-06	% Change
Inflight Catering	201.7	201.1	0.3	101.2	101.6	(0.4)
Ground Handling	218.8	218.6	0.1	109.3	110.4	(1.0)
Aviation Security	25.9	33.3	(22.2)	12.7	15.9	(20.1)
Others #	24.0	21.4	12.1	12.5	10.8	15.7
TOTAL	470.4	474.4	(0.8)	235.7	238.7	(1.3)

* Segmental revenue excludes the intra-group revenue

Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

Segmental Revenue Composition
1H FY2006-07


Security Services
(7.0 %)
Others
(4.5 %)
5.5 %
42.9 %
46.5 %
Inflight Catering
(42.4 %)
Ground Handling
(46.1 %)

Figures in ( ) refer to composition for 1H FY2005-06

Group Financial Highlights

(S$m)	1H FY2006-07	1H FY2005-06	% Change
Operating Revenue	470.4	474.4	(0.8)
Operating Expenditure	373.2	365.9	2.0
Operating Profit	97.2	108.5	(10.4)
Share of profits from associated companies	28.8	30.0	(4.0)
PBT	132.1	139.6	(5.4)
PATMI	100.5	106.8	(5.9)

Affected by higher staff costs, raw material prices and utilities/fuel costs.

SATS Group

Expenditure

(S$m)	1H FY2006-07	1H FY2005-06	% Change	2nd Qtr FY2006-07	2nd Qtr FY2005-06	% Change
Staff costs	200.7	198.2	1.3	101.5	98.9	2.6
Cost of Raw Materials	41.0	39.0	5.1	20.3	20.0	1.5
Licensing fees	30.0	30.0	-	15.1	15.2	(0.7)
Depreciation charges	33.8	32.2	5.0	16.9	16.2	4.3
Company Accommodation & Utilities	31.5	29.4	7.1	15.7	14.4	9.0
Other costs	36.2	37.2	(2.4)	16.7	18.2	(8.2)
TOTAL	373.2	365.9	2.0	186.2	182.9	1.8

Group Expenditure

1H FY2006-07


Other Costs
(10.2 %)
Company Accommodation & Utilities
(8.0 %)
Depreciation Charges
(8.8 %)
Licensing Fees
(8.2 %)
Cost of Raw Materials
(10.7 %)
Staff Costs
(54.1 %)
9.7%
8.4%
9.1%
8.0%
53.8 %

Figures in ( ) refer to composition for 1H FY2005-06

Group Financial Highlights

(S$m)	1H FY2006-07	1H FY2005-06	% Change
Operating Revenue	470.4	474.4	(0.8)
Operating Expenditure	373.2	365.9	2.0
Operating Profit	97.2	108.5	(10.4)
Share of profits from associated companies	28.8	30.0	(4.0)
PBT	132.1	139.6	(5.4)
PATMI	100.5	106.8	(5.9)

Affected by currency translation losses.

Currency Impact

(S$m)	1H FY2006-07	1H FY2005-06	% Change	2nd Qtr FY2006-07	2nd Qtr FY2005-06	% Change
Share of profits from associated companies	28.8	30.0	(4.0)	15.6	15.4	1.3
Share of profits from associated companies (without currency translation losses)	30.7	30.0	2.3	16.7	15.4	8.4

SATS Group
Ratios and Margins

	1H FY2006-07	1H FY2005-06	% pt Change	2nd Qtr FY2006-07	2nd Qtr FY2005-06	% pt Change
Operating Profit Margin	20.7%	22.9%	(2.2)	21.0%	23.4%	(2.4)
EBITDA Margin	36.7%	38.5%	(1.8)	37.6%	38.3%	(0.7)
PBT Margin	28.1%	29.4%	(1.3)	29.0%	30.1%	(1.1)
Net Margin (SIN only)	16.9%	17.9%	(1.0)	17.4%	18.6%	(1.2)
Annualised ROSF (%)	16.8%	16.7%	0.1	16.8%	16.7%	0.1
Share of profits of associated companies over PBT (%)	21.8%	21.5%	0.3	22.8%	21.4%	1.4

Group Productivity

	1H FY2006-07	1H FY2005-06	% change
Average staff strength	***7,460***	***7,693***	***- 3.0 %***
Opening (Apr 1)	*7,459*	*7,861*	
Closing (Sep 30)	*7,461*	*7,524*	
Value Added Per Employee	***$ 45,636***	***$ 44,519***	***+ 2.5 %***
Value Added Per $ Employment Cost	***1.99***	***2.04***	***- 2.9 %***

Interim Dividend

- Ordinary interim dividend proposed at 4 cents gross per share

	1HFY2006-07	1HFY2005-06	% change
Interim Gross Dividends (cents)	**4.0**	4.0	-
Net Ordinary Dividends to be paid ($'M)	**33.5**	33.4	0.3
Dividend Payout (%)	**33.4**	31.3	2.1 pts

Remaining Section 44 Tax Credits (after paying interim dividend) = S$22.9M
Able to frank S$114.5M in gross dividends up to Dec 07.

Commercial Update

Commercial Update

Asiana Airlines	Cargo Handling	Mar06
Malaysian Airlines	Passenger Handling	Aug06
Cebu Pacific	Ground Handling	Aug06
DBS Bank	Lounge Handling/Catering	Sep06

Overseas Update

New Bangalore International Airport, India

Air India – SATS Consortium

- Awarded franchises for Cargo Handling and Ground Handling



Taj-SATS Air Catering

- Awarded franchise for Catering

Operational from April 2008

16 Overseas JVs in 8 Asian countries


Beijing
Tianjin
Qingdao
Karachi
Amritsar
Doha
Delhi
Mumbai
Kolkata
Taipei
Hong Kong
Macau
Manila
Bangalore
Chennai
Ho Chi Minh
Male
Medan
Singapore
Manado
Batam
Jakarta
Surabaya
Makassar
Timika
Denpasar
Inflight Catering
Ground Handling

Meals produced:
54 million a year

Flights handled:
260,000 a year

Passengers handled:
40 million a year

Cargo tonnage handled:

3.3 million a year

Total network:	26 airports in 10 countries
Catering network:	13 airports in 7 countries
Ground handling network:	17 airports in 7 countries

Outlook

Outlook

The local business environment remains challenging for this financial year. While cargo volume is likely to be strong, the business volumes for inflight catering and ground handling are expected to remain flat in the second half. Cost control and expansion of revenue sources will continue to be our main focus.

We expect contribution from our overseas ventures to remain stable. We will continue to seek out new opportunities overseas. Recently, we obtained the rights for cargo and ground handling at the new Bangalore airport which is due to begin operations in 2008.

Thank You.

Half Year * Financial Statement And Dividend Announcement
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	27-Oct-2006 18:41:30
Announcement No.	00137

>> Announcement Details
The details of the announcement start here ...

For the Financial Period Ended *	30-09-2006

Attachments:

- SGXAnnouncement_1HFY0607.pdf
- MediaRelease_1HFY2006_07.pdf
- Confirmation_by_Directors.pdf

Total size = **645K**
(2048K size limit recommended)

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A Subsidiary of SINGAPORE AIRLINES

UNAUDITED RESULTS FOR SECOND QUARTER AND HALF YEAR ENDED 30 SEPTEMBER 2006

1(a) An income statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED PROFIT AND LOSS ACCOUNTS
for the second quarter and half year ended 30 September 2006 (in $ million)

	THE GROUP			
	2nd Quarter		1st Half	
	2006-07	2005-06	2006-07	2005-06
REVENUE	235.7	238.7	470.4	474.4
EXPENDITURE				
Staff costs	(101.5)	(98.9)	(200.7)	(198.2)
Cost of raw materials	(20.3)	(20.0)	(41.0)	(39.0)
Licensing fees	(15.1)	(15.2)	(30.0)	(30.0)
Depreciation and amortisation expenses	(16.9)	(16.2)	(33.8)	(32.2)
Company accommodation and utilities	(15.7)	(14.4)	(31.5)	(29.4)
Other costs	(16.7)	(18.2)	(36.2)	(37.1)
	(186.2)	(182.9)	(373.2)	(365.9)
OPERATING PROFIT	49.5	55.8	97.2	108.5
Interest on borrowings	(1.5)	(1.6)	(3.1)	(3.2)
Interest income	4.5	1.9	8.5	3.5
Amortisation of deferred income	0.3	0.3	0.7	0.7
Gain on disposal of fixed assets	-	0.1	-	0.1
Share of profits of associated companies	15.6	15.4	28.8	30.0
PROFIT BEFORE TAXATION	68.4	71.9	132.1	139.6
Taxation	(16.0)	(15.9)	(31.2)	(32.5)
PROFIT FOR THE PERIOD	52.4	56.0	100.9	107.1
Attributable to:				
Shareholders of the Company	52.2	55.8	100.5	106.8
Minority Interests	0.2	0.2	0.4	0.3
	52.4	56.0	100.9	107.1
Notes :				
(i) Profit after taxation is arrived at after crediting/(charging):				
Foreign exchange (loss)/gain, net	-	-	(0.2)	0.1
Provision for doubtful debts	-	(0.2)	-	(0.2)

1(b)(i) A balance sheet (for the issuer and group), together with a comparative statement as at the end of the immediately preceding financial year.

BALANCE SHEETS At 30 September 2006 (in $ million)

	THE GROUP		THE COMPANY	
	30.09.2006	31.03.2006	30.09.2006	31.03.2006
Share capital	184.7	179.8	184.7	179.8
Reserves				
Revenue reserve	1,068.0	1,018.2	816.9	760.5
Share-based compensation reserve	13.3	10.0	13.3	10.0
Statutory reserve	4.5	4.1	-	-
Foreign currency translation reserve	(19.2)	(9.5)	-	-
Fair value reserve	(0.2)	(0.1)	(0.2)	(0.1)
Equity attributable to equity holders	1,251.1	1,202.5	1,014.7	950.2
Minority interests	3.7	3.3	-	-
Total equity	1,254.8	1,205.8	1,014.7	950.2
Deferred taxation	65.8	69.0	36.6	36.9
Notes payable	200.0	200.0	200.0	200.0
Term loans	2.6	3.9	-	-
Deferred income	25.5	26.3	25.5	26.2
	1,548.7	1,505.0	1,276.8	1,213.3
Represented by:-				
Fixed assets				
Leasehold land and buildings	511.2	522.9	493.6	506.6
Progress payments	3.7	3.3	0.5	0.4
Others	130.2	143.0	1.0	1.1
	645.1	669.2	495.1	508.1
Subsidiary companies	-	-	43.3	43.3
Associated companies	345.9	346.2	273.5	273.8
Long-term investment	7.9	7.9	7.9	7.9
Intangible assets	9.1	14.5	-	0.2
Current assets				
Trade debtors	51.0	46.4	1.3	1.3
Other debtors	10.5	9.0	6.1	5.3
Related companies	338.0	352.6	268.9	283.9
Associated companies	2.1	0.4	2.1	0.4
Loan to third party	43.4	42.4	43.4	42.4
Stocks	11.5	13.2	0.2	0.2
Short-term non-equity investments	87.5	48.9	87.5	48.9
Bank fixed deposits	198.7	151.5	197.7	150.2
Cash and bank balances	16.0	19.1	9.4	9.7
	758.7	683.5	616.6	542.3
Less: **Current liabilities**				
Term loans	0.3	0.8	-	-
Bank overdraft - secured	-	0.4	-	-
Trade creditors	106.9	107.0	17.2	17.9
Other creditors	5.5	5.9	0.7	1.7
Loan from immediate holding company	43.4	42.4	43.4	42.4
Related companies	-	-	83.2	86.2
Provision for taxation	61.9	59.8	15.1	14.1
	218.0	216.3	159.6	162.3
Net current assets	540.7	467.2	457.0	380.0
	1,548.7	1,505.0	1,276.8	1,213.3

1(b) (ii) Aggregate amount of group's borrowings and debt securities

(In $ million)

Amount repayable in one year or less, or on demand

As at 30.09.2006		As at 31.03.2006	
Secured *	Unsecured	Secured *	Unsecured
0.3	43.4	0.7	42.9

Amount repayable after one year

As at 30.09.2006		As at 31.03.2006	
Secured *	Unsecured	Secured *	Unsecured
2.6	200.0	2.8	201.1

Details of any collateral

* Secured by a first legal mortgage over the building located at 22 Senoko Way Singapore 758044 and machineries. All belong to subsidiary, M/s Country Foods Pte Ltd.

1(c) A cash flow statement (for the group), together with a comparative statement for the corresponding period of the immediately preceding financial year.

CONSOLIDATED CASH FLOW STATEMENTS
for the second quarter and half year ended 30 September 2006 (in $ million)

	THE GROUP			
	2nd Quarter		1st Half	
	2006-07	2005-06	2006-07	2005-06
Cash flows from operating activities				
Profit before taxation	68.4	71.9	132.1	139.6
Adjustments for:				
Interest income	(4.5)	(1.9)	(8.5)	(3.5)
Interest on borrowings	1.5	1.6	3.1	3.2
Depreciation and amortisation expenses	16.9	16.2	33.8	32.2
Effects of exchange rate changes	-	-	-	(0.1)
Gain on disposal of fixed assets	-	(0.1)	-	(0.1)
Share of profits of associated companies	(15.6)	(15.4)	(28.8)	(30.0)
Share-based payment expense	1.6	1.8	3.3	3.6
Amortisation of deferred income	(0.3)	(0.3)	(0.7)	(0.7)
Operating profit before working capital changes	68.0	73.8	134.3	144.2
Decrease/(increase) in debtors	2.5	4.4	(6.1)	3.8
Decrease/(increase) in stocks	0.8	(1.2)	1.7	(2.3)
(Increase)/decrease in amounts owing by related companies	(8.4)	8.2	(5.5)	3.5
Decrease in creditors	(9.1)	(36.4)	(1.1)	(21.2)
(Increase)/decrease in amounts due from associated companies	(0.4)	-	1.7	0.1
Cash generated from operations	53.4	48.8	125.0	128.1
Interest paid to third parties	(3.0)	(3.1)	(3.1)	(3.2)
Tax paid	(16.8)	(16.7)	(24.7)	(23.8)
Net cash provided by operating activities	33.6	29.0	97.2	101.1
Cash flows from investing activities				
Purchase of fixed assets	(3.3)	(5.2)	(5.2)	(7.6)
Return of capital from associated company	-	3.3	-	3.3
Investments in associated companies	-	-	-	(1.5)
Repayment of loan from associated company	0.3	-	0.4	-
Dividends from associated companies	4.5	5.9	12.9	11.8
Proceeds from disposal of fixed assets	-	0.1	0.1	0.1
Interest received from deposits	5.2	1.6	8.5	3.0
(Increase)/decrease in short-term non-equity investments	27.8	(6.8)	(38.7)	(32.7)
Net cash provided by/(used in) investing activities	34.5	(1.1)	(22.0)	(23.6)
Cash flows from financing activities				
(Repayment of)/proceeds from term loan	(0.1)	0.2	(1.8)	(0.1)
Proceeds from exercise of share options	0.7	20.7	4.9	22.6
Dividends paid	(50.3)	(49.7)	(50.3)	(49.7)
Dividends paid by subsidiary company to minority interest	(0.1)	-	(0.1)	-
Bank charges on sale and lease back arrangement	-	(0.4)	-	(0.4)
Net cash used in financing activities	(49.8)	(29.2)	(47.3)	(27.6)
Net increase/(decrease) in cash and cash equivalents	18.3	(1.3)	27.9	49.9
Effects of exchange rate changes	-	-	-	0.1
Cash and cash equivalents at beginning of the period	441.1	325.7	431.5	274.4
Cash and cash equivalents at end of the period	459.4	324.4	459.4	324.4

1(d) (i) A statement (for the issuer and group) showing either (i) all changes in equity or (ii) changes in equity other than those arising from capitalisation issues and distributions to shareholders, together with a comparative statement for the corresponding period of the immediately preceding financial year.

STATEMENTS OF CHANGES IN EQUITY
for the second quarter ended 30 September 2006 (in $ million)

	Attributable to Equity Holders of the Company									
	Share Capital	Share Premium	Revenue Reserve	Share-based Compen-sation Reserve	Fair Value Reserve	Statutory Reserve*	Foreign Currency Translation Reserve	Total	Minority Interests	Total Equity
THE GROUP										
Balance at 30 June 2006	184.0	-	1,066.5	11.7	(0.2)	4.1	(19.0)	1,247.1	3.5	1,250.6
Transfer to statutory reserve	-	-	(0.4)	-	-	0.4	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(0.2)	(0.2)	-	(0.2)
Net income and expense not recognised in the profit and loss accounts	-	-	(0.4)	-	-	0.4	(0.2)	(0.2)	-	(0.2)
Profit for July-September 2006	-	-	52.2	-	-	-	-	52.2	0.2	52.4
Net income and expense recognised for July-September 2006	-		51.8	-	-	0.4	(0.2)	52.0	0.2	52.2
Share-based payment	-	-	-	1.6	-	-	-	1.6	-	1.6
Share options exercised	0.7	-	-	-	-	-	-	0.7	-	0.7
Dividends, net	-	-	(50.3)	-	-	-	-	(50.3)	-	(50.3)
Balance at 30 September 2006	184.7	-	1,068.0	13.3	(0.2)	4.5	(19.2)	1,251.1	3.7	1,254.8
Balance at 30 June 2005	104.6	44.3	965.1	9.3	-	2.7	(1.7)	1,124.3	2.9	1,127.2
Transfer to statutory reserve	-	-	(0.4)	-	-	0.4	-	-	-	-
Foreign currency translation adjustment	-	-	-	-	-	-	(0.3)	(0.3)	-	(0.3)
Net income and expense not recognised in the profit and loss accounts	-	-	(0.4)	-	-	0.4	(0.3)	(0.3)	-	(0.3)
Profit for July-September 2005	-	-	55.8	-	-	-	-	55.8	0.2	56.0
Net income and expense recognised for July-September 2005	-	-	55.4	-	-	0.4	(0.3)	55.5	0.2	55.7
Share-based payment	-	-	-	1.8	-	-	-	1.8	-	1.8
Share options exercised	1.3	21.2	-	(1.8)	-	-	-	20.7	-	20.7
Dividends, net	-	-	(49.7)	-	-	-	-	(49.7)	-	(49.7)
Balance at 30 September 2005	105.9	65.5	970.8	9.3	-	3.1	(2.0)	1,152.6	3.1	1,155.7

* Certain countries in which some of the Group's associated companies are incorporated legally require statutory reserves to be set aside. The laws of the countries restrict the distribution and use of these statutory reserves.

STATEMENTS OF CHANGES IN EQUITY (Cont'd)
for the second quarter ended 30 September 2006 (in $ million)

THE COMPANY	Share Capital	Share Premium	Revenue Reserve	Share-based Compensation Reserve	Fair Value Reserve	Total Equity
Balance at 30 June 2006	184.0	-	772.9	11.7	(0.2)	968.4
Profit for July-September 2006	-	-	94.3	-	-	94.3
Share-based payment	-	-	-	1.6	-	1.6
Share options exercised	0.7	-	-	-	-	0.7
Dividends, net	-	-	(50.3)	-	-	(50.3)
Balance at 30 September 2006	184.7	-	816.9	13.3	(0.2)	1,014.7
Balance at 30 June 2005	104.6	44.3	598.6	9.3	-	756.8
Profit for July-September 2005	-	-	9.0	-	-	9.0
Share-based payment	-	-	1.8	-	-	1.8
Share options exercised	1.3	21.2	(1.8)	-	-	20.7
Dividends, net	-	-	(49.7)	-	-	(49.7)
Balance at 30 September 2005	105.9	65.5	557.9	9.3	-	738.6

1(d)(ii) Details of any changes in the company's share capital arising from rights issue, bonus issue, share buy-backs, exercise of share options or warrants, conversion of other issues of equity securities, issue of shares for cash or as consideration for acquisition or for any other purpose since the end of the previous period reported on. State also the number of shares that may be issued on conversion of all the outstanding convertibles as at the end of the current financial period reported on and as at the end of the corresponding period of the immediately preceding financial year.

SHARE CAPITAL AND OPTIONS ON SHARES IN THE COMPANY

(i) The issued and paid-up capital of the Company increased from S$184,009,037 as at 30 June 2006 to S$184,768,667 as at 30 September 2006. The increase was due to new ordinary shares of S$0.10 each of the Company ("Shares") allotted and issued pursuant to the exercise of options granted under the SATS Employee Share Option Plan ("Plan"), which comprises the Senior Executive Share Option Scheme for senior executives and the Employee Share Option Scheme for all other employees.

(ii) On 3 July 2006, options were granted under the Plan to eligible employees to subscribe for 15,189,800 Shares, out of which options in respect of 14,878,000 Shares were accepted by the employees. The exercise periods of the said options commence on 3 July 2007 for Senior Executives (as defined under the Plan) and 3 July 2008 for other employees, and expire on 2 July 2016. The exercise price of the Shares under the said options is S$2.10 per Share.

(iii) As at 30 September 2006, options to subscribe for a total of 71,547,325 Shares were outstanding under the Plan. As at 30 September 2005, options to subscribe for a total of 63,608,800 Shares were outstanding under the Plan.

(iv) The movement of options to subscribe for Shares granted under the Plan during the period July to September 2006 is as follows:

Date of Grant	Balance at 01.07.2006/ Date of grant	Lapsed	Exercised	Not Accepted	Balance at 30.09.2006	Exercise price	Expiry date
28.3.2000	14,674,100	(117,100)	(2,600)	-	14,554,400	S$2.20	27.3.2010
3.7.2000	4,133,150	(27,800)	(53,100)	-	4,052,250	S$1.80	2.7.2010
2.7.2001	1,249,100	(7,400)	(40,500)	-	1,201,200	S$1.24	1.7.2011
1.7.2002	2,882,000	-	(138,000)	-	2,744,000	S$1.60	30.6.2012
1.7.2003	2,879,750	(1,300)	(83,125)	-	2,795,325	S$1.47	30.6.2013
1.7.2004	15,939,200	(25,300)	(126,850)	-	15,787,050	S$2.09	30.6.2014
1.7.2005	15,615,900	(50,900)	-	-	15,565,000	S$2.27	30.6.2015
3.7.2006	15,189,800	(29,900)	-	(311,800)	14,848,100	S$2.10	2.7.2016
	72,563,000	(259,700)	(444,175)	(311,800)	71,547,325		

2 Whether the figures have been audited, or reviewed and in accordance with which standard.

The figures have not been audited.

3 Where the figures have been audited or reviewed, the auditor's report (including any qualifications or emphasis of matter).

Not applicable.

4 Whether the same accounting policies and methods of computation as in the issuer's most recently audited annual financial statements have been applied.

The Group has applied the same accounting policies and methods of computation in the financial statements for the current financial period compared with the audited financial statements as at 31 March 2006.

5 If there are any changes in the accounting policies and methods of computation, including any required by an accounting standard, what has changed, as well as the reasons for, and the effect of, the change.

Not applicable.

6 Earnings per ordinary share of the group for the current financial period reported on and the corresponding period of the immediately preceding financial year, after deducting any provision for preference dividends.

	THE GROUP			
	2nd Quarter		1st Half	
	2006-07	2005-06	2006-07	2005-06
Earnings per share based on net profit attributable to shareholders (cents):				
(i) Basic *	5.0	5.4	9.6	10.3
(ii) Diluted **	5.0	5.4	9.6	10.3

* Based on weighted average number of fully paid shares in issue.

** Based on weighted average number of fully paid shares in issue after adjusting for dilution of shares under the employee share option plan.

7 Net asset value (for the issuer and group) per ordinary share based on issued share capital of the issuer at the end of the (a) current financial period reported on and (b) immediately preceding financial year.

	THE GROUP		THE COMPANY	
	As at 30.09.2006	As at 31.03.2006	As at 30.09.2006	As at 31.03.2006
Net asset value per ordinary share (cents)	119.3	115.0	96.8	90.8

11 Dividends

(a) Current Financial Period Reported On

Any dividend declared for the current financial period reported on? Yes

Name of dividend	Interim
Dividend type	Cash
Dividend amount per share	4 cents per ordinary share less tax
Tax rate	20%

(b) Corresponding Period of the Immediately Preceding Financial Year

Any dividend declared for the corresponding period of the immediately preceding financial year? Yes

Name of dividend	Interim
Dividend type	Cash
Dividend amount per share	4 cents per ordinary share less tax
Tax rate	20%

(c) Date Payable

The interim dividend will be payable on 22 November 2006.

(d) Books Closure Date

Notice is hereby given that, the Transfer Books and the Register of Members of the Company will be closed on 14 November 2006 for the preparation of dividend warrants. Duly completed and stamped transfers together with all relevant documents of or evidencing title received by the Company's Share Registrars, M & C Services Private Limited, at 138 Robinson Road #17-00, The Corporate Office, Singapore 068906 up to 5.00 pm on 13 November 2006 will be registered to determine shareholders' entitlements to the proposed interim dividend. Subject as aforesaid, persons whose securities accounts with The Central Depository (Pte) Limited are credited with ordinary shares in the capital of the Company as at 5.00 pm on 13 November 2006 will be entitled to the proposed interim dividend.

12 If no dividend has been declared/recommended, a statement to that effect.

Not applicable.

13 Interested Person Transactions

13.1 The interested person transactions entered into during the second quarter ended 30 September 2006 and the second quarter of the immediately preceding financial year FY2005-06 are listed below:

	Aggregate value of all interested person transactions entered into during the financial periods below under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual (excluding transactions of value less than S$100,000)	
	2nd Quarter	
	2006-07	**2005-06**
	$'000	$'000
Name of Interested Person		
Singapore Computer Systems Ltd	510	-
SilkAir (Singapore) Pte Ltd	-	143
Total	510	143

There were no non-mandated interested person transactions (excluding transactions of value less than S$100,000 and transactions under the shareholders' mandate pursuant to Rule 920 of the SGX-ST Listing Manual) entered into during the 2nd quarter of FY2006-07 and 2nd quarter of FY2005-06.

BY ORDER OF THE BOARD
Shireena Woon
Company Secretary
27 October 2006
Singapore

Singapore Company Registration No: 197201770G

8 A review of the performance of the group, to the extent necessary for a reasonable understanding of the group's business. It must include a discussion of the following:- (a) any significant factors that affected the turnover, costs, and earnings of the group for the current financial period reported on, including (where applicable) seasonal or cyclical factors; and (b) any material factors that affected the cash flow, working capital, assets or liabilities of the group during the current financial period reported on.

GROUP EARNINGS

8(a)(i) <u>Financial highlights for 6 months ended 30 September 2006</u>

Operating Profit and Net Profit

The Group's operating profit for the first six months ended 30 September 2006 was $97.2 million, a decrease of $11.3 million or 10.4% compared to $108.5 million in the same period last year. The Group's profit attributable to the shareholders decreased 5.9% to $100.5 million.

Balance Sheet

Total equity for the Group increased from $1,205.8 million as at 31 March 2006 to $1,254.8 million as at 30 September 2006. The increase was mainly from the $100.9 million profits but was partially offset by a dividend payment of $50.3 million on 10 August 2006.

Cash Flow

The Group has a cash balance of $459.4 million as at 30 September 2006, an increase of $135 million compared to a year ago mainly from profits made during the period.

8(a)(ii) <u>Detailed financial analysis for 6 months ended 30 September 2006</u>

Operating Revenue

The segmental revenue and its composition are summarised below:

	1st Half				
	2006-07		2005-06		
	$Million	%	$Million	%	% Change
Inflight catering	201.7	42.9	201.1	42.4	+ 0.3
Ground handling	218.8	46.5	218.6	46.1	+ 0.1
Security Services	25.9	5.5	33.3	7.0	- 22.2
Others #	24.0	5.1	21.4	4.5	+ 12.1
Total	470.4	100.0	474.4	100.0	- 0.8

\# Other services include airline laundry services, cargo delivery, manufacturing and distribution of chilled and frozen processed food, and leasing of office space to airline clients and cargo agents.

The Group's operating revenue for the period April to September 2006 was $470.4 million, a marginal decrease of $4.0 million or 0.8% because of pressure on rates in the current competitive environment.

Revenue from inflight catering increased 0.3% from $201.1 million to $201.7 million because of the increase in business volume but was offset by the rate pressures.

Revenue from ground handling, increased 0.1% from $218.6 million to $218.8 million because of the increase in cargo throughput but was offset by the rate pressures.

Revenue from aviation security services decreased 22.2% from $33.3 million to $25.9 million because of the cessation of pre-board screening contract.

Revenue from other services increased 12.1% to $24.0 million.

Operating Expenditure

Total operating expenditure for the Group increased 2.0% or $7.3 million to $373.2 million for the period April to September 2006 compared to $365.9 million in the same period last year mainly because of higher staff costs, raw material costs and utilities expenses.

Profit Contribution from Associated Companies

Profit contribution from overseas through associated companies decreased 4.0% from $30.0 million to $28.8 million in the first six months ended 30 September 2006. This represents 21.8% of the Group's profit before tax, a 0.3 percentage point improvement over the same period last year.

8(b)(i) Financial highlights for second quarter ended 30 September 2006

Operating Profit and Net Profit

The Group's operating profit for second quarter ended 30 September 2006 was $49.5 million, a decrease of $6.3 million or 11.3% compared to $55.8 million in the same period last year. The Group's profit attributable to equity holders decreased 6.5% to $52.2 million.

9 Where a forecast, or a prospect statement, has been previously disclosed to shareholders, any variance between it and the actual results.

Not applicable.

10 A commentary at the date of the announcement of the significant trends and competitive conditions of the industry in which the group operates and any known factors or events that may affect the group in the next reporting period and the next 12 months.

OUTLOOK FOR FINANCIAL YEAR 2006-07

The local business environment remains challenging for this financial year. While cargo volume is likely to be strong, the business volumes for inflight catering and ground handling are expected to remain flat in the second half. Cost control and expansion of revenue sources will continue to be our main focus.

We expect contribution from our overseas ventures to remain stable. We will continue to seek out new opportunities overseas. Recently we obtained the rights for cargo and ground handling at the new Bangalore airport which is due to begin operations in 2008.

sats

one with you

A Subsidiary of SINGAPORE AIRLINES

No. 02/07

27 October 2006

SATS POSTS S$100.5M PROFIT FOR THE FIRST HALF OF FY2006-07

HIGHLIGHTS OF THE SATS GROUP'S RESULTS

(in S$'m)	1st Half FY2006-07 (Apr - Sep 06)	Year-on-Year change (%)	2nd Quarter FY2006-07 (Jul - Sep 06)	Year-on-Year change (%)
• Operating revenue	470.4	- 0.8	235.7	- 1.3
• Operating profit	97.2	- 10.4	49.5	- 11.3
• Share of profits of associated companies	28.8	- 4.0	15.6	+ 1.3
• Profit attributable to equity holders	100.5	- 5.9	52.2	- 6.5
• Earnings per share (cents) - basic	9.6	- 6.8		
• Interim dividend per share (cents)	4.0	-		

Note: The SATS Group's unaudited results for the second quarter and half year ended 30 September 2006 were announced on 27 October 2006. A summary of the financial statistics is shown in Annex A. (All monetary figures are in Singapore Dollars. The Group comprises the parent holding unit, its subsidiaries and associated companies).

GROUP EARNINGS

1H FY2006-07 (Apr - Sep 06)

Operating revenue decreased 0.8% to $470.4 million because of continuing pressure on rates and the expiry of the pre-board security screening contract at Changi Airport from end-August 2005.

Operating expenditure increased 2.0% to $373.2 million because of higher staff costs, increased cost of raw materials, higher utilities charges and fuel costs.

Operating profit, at $97.2 million, was $11.3 million or 10.4% lower.

Profit contribution from our associated companies decreased 4.0% to $28.8 million. Associated companies contributed 21.8% of our Group's profit before tax, up 0.3% point.

Profit before tax, at $132.1 million, was 5.4% lower.

Profit attributable to equity holders decreased 5.9% to $100.5 million.

2nd Quarter FY2006-07 (Jul - Sep 06)

Operating revenue for the second quarter declined 1.3% to $235.7 million. Higher cargo business volume mitigated the impact of pressure on rates and lower meal volumes.

Operating expenditure increased 1.8% to $186.2 million mainly because of higher staff costs and raw material prices.

Operating profit declined 11.3% to $49.5 million.

Profit contribution from our associated companies increased 1.3% to $15.6 million. Associated companies contributed 22.8% of our Group's profit before tax, an improvement of 1.4% points over the same period last year.

The Group achieved a net profit attributable to equity holders of $52.2 million, a decline of 6.5% or $3.6 million.

About Singapore Airport Terminal Services Limited (SATS)

The Singapore Airport Terminal Services (SATS) Group is the leading provider of integrated ground handling and airline catering services at Singapore Changi Airport. SATS' network of ground handling and airline catering operations spans 15 overseas investments covering more than 20 airports in the Asia Pacific region. SATS' services include airfreight handling, airline catering, passenger services, baggage handling, ramp handling, aviation security, airline linen laundry and processed food manufacturing. SATS has been listed on the Singapore Exchange since May 2000.

Announcement information:

The complete SATS Group's 1H and 2Q FY2006-07 results are available on the following websites: www.sats.com.sg and www.irasia.com/listco/sg/sats/index.htm.

Investor and Media Contacts:

Mah Tze Chiang (Mr)
Manager Investor Relations SATS
Tel: (65) 6541-8200 (office hours)
Tel: (65) 9047-7400 (after office hours)
Fax: (65) 6541-8204
Email: tzechiang_mah@singaporeair.com.sg

Ang Shih Huei (Ms)
Gavin Anderson & Co
Tel: (65) 6339-9110 (office hours)
Tel: (65) 9189-1039 (after office hours)
Fax: (65) 6339-9578
Email: sang@gavinanderson.com.sg

GROUP FINANCIAL STATISTICS

	1H FY2006-07	1H FY2005-06	2nd Quarter FY2006-07	2nd Quarter FY2005-06
Financial Results ($ million)				
Total revenue	470.4	474.4	235.7	238.7
Total expenditure	373.2	365.9	186.2	182.9
Operating profit	97.2	108.5	49.5	55.8
Share of profits from associated companies	28.8	30.0	15.6	15.4
Profit before taxation	132.1	139.6	68.4	71.9
Profit attributable to equity holders	100.5	106.8	52.2	55.8
Per Share Data				
Earnings after tax (cents) - basic [R1]	9.6	10.3	5.0	5.4
- diluted [R2]	9.6	10.3	5.0	5.4

Financial Position ($ million)	As at 30 Sep 2006	As at 31 Mar 2006
Share capital	184.7	179.8
Revenue reserve	1,068.0	1,018.2
Foreign currency translation reserve	(19.2)	(9.5)
Share-based compensation reserve	13.3	10.0
Statutory reserve	4.5	4.1
Fair value reserve	(0.2)	(0.1)
Equity attributable to equity holders	1,251.1	1,202.5
Total assets	1,766.7	1,721.3
Total debt	246.3	247.5
Total debt equity ratio (times) [R3]	0.20	0.21
Net asset value per share ($) [R4]	1.19	1.15
Return on average shareholders' funds (%) [R5]	16.8	16.7
Return on turnover (%)	21.4	22.6

R1 Earnings after tax per share (basic) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue.

R2 Earnings after tax per share (diluted) is computed by dividing the profit attributable to equity holders by the weighted average number of ordinary shares in issue after adjusting for the dilutive effect on the exercise of all outstanding share options granted to employees.

R3 Total debt equity ratio is total debt divided by equity attributable to equity holders.

R4 Net asset value per share is computed by dividing equity attributable to equity holders by the number of ordinary shares in issue.

R5 Return on average shareholders' fund is the profit attributable to equity holders expressed as a percentage of the average equity attributable to equity holders.

sats
one with you

CONFIRMATION BY THE BOARD

We, Edmund Cheng Wai Wing and Chew Choon Seng, being two directors of Singapore Airport Terminal Services Limited (the "Company"), do hereby confirm on behalf of the directors of the Company that, to the best of their knowledge, nothing has come to the attention of the board of directors of the Company which may render the second quarter and first half year FY2006/07 financial results to be false or misleading.

On behalf of the board of directors

EDMUND CHENG WAI WING
Chairman

CHEW CHOON SENG
Deputy Chairman

Singapore, 27 October 2006

Miscellaneous

* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	23-Oct-2006 17:32:02
Announcement No.	00056

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Ground Handling Contract for the new Bangalore International Airport
Description	Air India (AI) and Singapore Airport Terminal Services Limited (SATS) have signed a Service Provider Right Holder (SPRH) agreement with Bangalore International Airport Limited, awarding the AI-SATS consortium a 7-year contract to provide ground handling services at the upcoming Bangalore International Airport at Devanahalli. The airport is expected to start operations in April 2008. The ground handling contract has no immediate material financial impact on SATS in terms of earnings per share or net tangible assets per share.
Attachments:	Total size = **0** (2048K size limit recommended)

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GROUP FINANCIAL POSITION (as at 30 September 2006)

Total equity of the Group increased 4.1% to $1,254.8 million. The increase came from profits derived from the first half financial year ended 30 September 2006.

The annualized return on shareholders' funds was 16.8% or 0.1 percentage point higher than the 16.7% for FY2005-06.

Net asset value per share for the Group was $1.19 as at 30 September 2006, an increase of 4 cents or 3.5% compared to 31 March 2006.

The Group's total assets increased 2.6% or $45.4 million to $1,766.7 million.

The debt equity ratio was 0.20 as at 30 September 2006 compared to 0.21 as at 31 March 2006.

GROUP OPERATING PERFORMANCE

Cargo and passenger volumes improved but the number of flights handled decreased marginally.

	1H FY2006-07 (Apr – Sep 06)	1H FY2005-06 (Apr - Sep 05)	% change
Passengers handled ('M)	14.18	13.31	+ 6.5
Meals produced ('M)	12.11	12.00	+ 0.9
Flights handled ('000)	41.64	41.82	- 0.4
Cargo/mail processed ('000 tonnes)	771.76	723.40	+ 6.7

	2nd Quarter FY2006-07 (Jul – Sep 06)	2nd Quarter FY2005-06 (Jul - Sep 05)	% change
Passengers handled ('M)	7.27	6.82	+ 6.5
Meals produced ('M)	6.14	6.19	- 0.8
Flights handled ('000)	21.03	21.03	-
Cargo/mail processed ('000 tonnes)	390.13	369.25	+ 5.6

DIVIDENDS

The Company is proposing an interim dividend of 4 cents per share to be paid on 22 November 2006. The total payout will be $33.5 million, representing a payout ratio of 33.4% of net profit. Last year, the interim dividend was 4 cents per share, representing a payout ratio of 31.3% of net profit.

OUTLOOK

The local business environment remains challenging for this financial year. While cargo volume is likely to be strong, the business volumes for inflight catering and ground handling are expected to remain flat in the second half. Cost control and expansion of revenue sources will continue to be our main focus.

We expect contribution from our overseas ventures to remain stable. We will continue to seek out new opportunities overseas. Recently we obtained the rights for cargo and ground handling at the new Bangalore airport which is due to begin operations in 2008.

Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
Company Registration No.	197201770G
Announcement submitted on behalf of	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted with respect to *	SINGAPORE AIRPORT TRML SVCSLTD
Announcement is submitted by *	Shireena Woon
Designation *	Company Secretary
Date & Time of Broadcast	16-Oct-2006 20:21:56
Announcement No.	00140

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Operating Data for September 2006
Description	
Attachments:	SATS-OperatingData-Sep2006.pdf Total size = **57K** (2048K size limit recommended)

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sats
one with you

This is the SATS operating data for September 2006 and 2nd Quarter FY2006-07:

	September 2006	**September 2005**	**% change**
Unit Services Handled ('000)	6.82	6.76	+ 0.8
Flights Handled ('000)	6.95	6.81	+ 2.0
Cargo/Mail Processed ('000 tonnes)	134.80	124.78	+ 8.0
Passengers Handled ('M)	2.32	2.19	+ 5.8
Unit Meals Produced ('M)	1.58	1.58	+ 0.4
Gross Meals Produced ('M)	1.96	1.99	- 0.8

	2Q FY2006-07 (Jul – Sep 06)	**2Q FY2005-06 (Jul – Sep 05)**	**% change**
Unit Services Handled ('000)	20.69	20.87	- 0.9
Flights Handled ('000)	21.03	21.03	-
Cargo/Mail Processed ('000 tonnes)	390.13	369.25	+ 5.6
Passengers Handled ('M)	7.27	6.82	+ 6.5
Unit Meals Produced ('M)	4.89	4.89	-
Gross Meals Produced ('M)	6.14	6.19	- 0.8

Note:

* unit services & flights handled - relate to Apron handling

** unit services represent workload handled by Apron staff - whereby each different aircraft/flight type (e.g. B744, A310, etc) is given a different unit service weightage factor.

*** unit meals represent workload handled by Catering staff - whereby each meal type (e.g. dinner, lunch, etc) is given a different unit meal weightage factor.

Commentary:

All operating indices, except for meals produced, showed growth in September 2006 compared with the corresponding month a year ago.

Operating indices for 2nd Quarter FY2006-07 showed mixed results. Good growth was seen in the number of passengers handled and amount of cargo processed. However, meals processed and flights handled were flat year-on-year.

Issued by:
Investor Relations Dept
Singapore Airport Terminal Services Ltd (SATS)
Tel: 65-65418203
Fax: 65-65418204

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Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 35.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	14/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049571700**	**0**	**0**
Amount of Issued Share Capital :	**182601145.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182601145.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002084263A
Transaction No	: C060631532
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 20/12/2006 14:32

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 45.00
Your deposit account has reached minimum balance of $50. Please top-up.

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	14/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049563900**	**0**	**0**
Amount of Issued Share Capital :	**182588665.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182588665.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002084254A

Date/Time : 20/12/2006 14:30

Transaction No : C060631519

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 55.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	18000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	14/12/2006		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049560400**	**0**	**0**
Amount of Issued Share Capital :	**182584325.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182584325.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002084239A

Date/Time : 20/12/2006 14:26

Transaction No : C060631507

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 65.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	14/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049542400**	**0**	**0**
Amount of Issued Share Capital :	**182551925.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182551925.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002084223A

Date/Time : 20/12/2006 14:23

Transaction No : C060631493

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 75.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	28200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	13/12/2006		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049539800**	**0**	**0**
Amount of Issued Share Capital :	**182546205.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182546205.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002084215A

Date/Time : 20/12/2006 14:21

Transaction No : C060631486

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 85.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	13/12/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049511600**	**0**	**0**
Amount of Issued Share Capital :	**182487267.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182487267.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002084210A

Date/Time : 20/12/2006 14:18

Transaction No : C060631478

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 95.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	13/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049509000**	**0**	**0**
Amount of Issued Share Capital :	**182482587.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182482587.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002082353A

Date/Time : 19/12/2006 14:48

Transaction No : C060629328

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 105.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	96200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	12/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049501200**	**0**	**0**
Amount of Issued Share Capital :	**182465427.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182465427.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002082340A

Date/Time : 19/12/2006 14:45

Transaction No : C060629313

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 115.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	12/12/2006		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049405000**	**0**	**0**
Amount of Issued Share Capital :	**182264369.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182264369.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002082327A
Transaction No	: C060629300
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 19/12/2006 14:42

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 125.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	12/12/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049399800**	**0**	**0**
Amount of Issued Share Capital :	**182256725.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182256725.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002082319A

Date/Time : 19/12/2006 14:40

Transaction No : C060629291

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 135.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	12/12/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049394600**	**0**	**0**
Amount of Issued Share Capital :	**182248405.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182248405.75**	**0**	**0**

INFORMATION RESOURCES

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Receipt No. :	ACR0000002082303A
Date and Time :	19/12/2006 14:37:11
EP Ref. No. :	
Payment Mode :	DEPOSIT SERVICE ACCOUNT
Deposit Service Account No :	030066
Status of Receipt :	Processed

Payment Details

S/No	Payment Description	Transaction No.	Amount	GST
1	RETURN OF ALLOTMENT OF SHARES Regn No : 197201770G Name :SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	C060629274	10.00	0.00
Total			**10.00**	**0.00**

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	54600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	12/12/2006		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049384200**	**0**	**0**
Amount of Issued Share Capital :	**182229685.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182229685.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002082287A

Date/Time : 19/12/2006 14:34

Print

Transaction No : C060629255

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 155.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	16900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	11/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049329600**	**0**	**0**
Amount of Issued Share Capital :	**182109565.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182109565.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002082273A

Date/Time : 19/12/2006 14:31

Transaction No : C060629244

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 165.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	11/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049312700**	**0**	**0**
Amount of Issued Share Capital :	**182074244.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182074244.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002082256A

Date/Time : 19/12/2006 14:27

Transaction No : C060629229

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 175.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	149400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	11/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049308800**	**0**	**0**
Amount of Issued Share Capital :	**182065664.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182065664.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002082242A

Date/Time : 19/12/2006 14:24

Transaction No : C060629214

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 185.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	11/12/2006		

Save Delete Reset Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049159400**	**0**	**0**
Amount of Issued Share Capital :	**181753418.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181753418.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002082228A

Date/Time : 19/12/2006 14:21

Transaction No : C060629193

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 195.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	11/12/2006		

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bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049159200**	**0**	**0**
Amount of Issued Share Capital :	**181753098.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181753098.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002082217A

Date/Time : 19/12/2006 14:19

Transaction No : C060629183

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 205.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	39000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	11/12/2006		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049158600**	**0**	**0**
Amount of Issued Share Capital :	**181752018.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181752018.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002081627A

Date/Time : 19/12/2006 10:59

Transaction No : C060628494

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 215.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	66700		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	11/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049119600**	**0**	**0**
Amount of Issued Share Capital :	**181666218.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181666218.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002081619A

Date/Time : 19/12/2006 10:56

Transaction No : C060628487

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 225.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	11/12/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049052900**	**0**	**0**
Amount of Issued Share Capital :	**181526815.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181526815.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002081614A

Transaction No : C060628481

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 19/12/2006 10:54

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 235.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	11/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049045100**	**0**	**0**
Amount of Issued Share Capital :	**181515349.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181515349.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002081601A

Date/Time : 19/12/2006 10:51

Transaction No : C060628466

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 245.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	11/12/2006		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049037300**	**0**	**0**
Amount of Issued Share Capital :	**181502869.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181502869.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002081576A

Date/Time : 19/12/2006 10:46

Transaction No : C060628443

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 255.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		

Date of Allotment: 11/12/2006

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049021700**	**0**	**0**
Amount of Issued Share Capital :	**181474789.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181474789.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002073988A

Date/Time : 13/12/2006 10:05

Transaction No : C060619700

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 265.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	60400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	08/12/2006		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049006100**	**0**	**0**
Amount of Issued Share Capital :	**181440469.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181440469.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002073976A

Date/Time : 13/12/2006 10:02

Transaction No : C060619684

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 275.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	08/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048945700**	**0**	**0**
Amount of Issued Share Capital :	**181314233.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181314233.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002073964A

Date/Time : 13/12/2006 09:59

Transaction No : C060619672

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 285.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	08/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048937900**	**0**	**0**
Amount of Issued Share Capital :	**181302767.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181302767.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002073957A

Date/Time : 13/12/2006 09:56

Transaction No : C060619666

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 295.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	08/12/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048935300**	**0**	**0**
Amount of Issued Share Capital :	**181298607.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181298607.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002073946A	Date/Time : 13/12/2006 09:53
Transaction No	: C060619655	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 305.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	08/12/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048930100**	**0**	**0**
Amount of Issued Share Capital :	**181292159.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181292159.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002073936A

Date/Time : 13/12/2006 09:51

Transaction No : C060619641

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 315.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	34400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	08/12/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048917100**	**0**	**0**
Amount of Issued Share Capital :	**181268759.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181268759.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002072251A

Date/Time : 12/12/2006 10:54

Transaction No : C060617805

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 325.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	06/12/2006		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048882700**	**0**	**0**
Amount of Issued Share Capital :	**181193079.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181193079.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002072242A

Date/Time : 12/12/2006 10:52

Transaction No : C060617797

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 335.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		

Date of Allotment: 06/12/2006

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048869700**	**0**	**0**
Amount of Issued Share Capital :	**181165909.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181165909.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002072237A

Date/Time : 12/12/2006 10:49

Transaction No : C060617792

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 345.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	06/12/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	SINGAPORE DOLLAR (099)		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048867100**	**0**	**0**
Amount of Issued Share Capital :	**181162087.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181162087.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002072234A

Date/Time : 12/12/2006 10:46

Transaction No : C060617786

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 355.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	06/12/2006		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048859300**	**0**	**0**
Amount of Issued Share Capital :	**181149607.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181149607.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002072229A

Date/Time : 12/12/2006 10:43

Transaction No : C060617782

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 365.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	06/12/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048851500**	**0**	**0**
Amount of Issued Share Capital :	**181135567.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181135567.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002072210A

Date/Time : 12/12/2006 10:37

Transaction No : C060617761

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 375.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	05/12/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048848900**	**0**	**0**
Amount of Issued Share Capital :	**181129847.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181129847.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002072205A

Date/Time : 12/12/2006 10:34

Transaction No : C060617756

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share	10.00	1	10.00
	COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME : 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED			

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 385.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		

Date of Allotment: 05/12/2006

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048840500**	**0**	**0**
Amount of Issued Share Capital :	**181112291.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181112291.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002072198A

Date/Time : 12/12/2006 10:31

Transaction No : C060617749

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 395.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	05/12/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048837900**	**0**	**0**
Amount of Issued Share Capital :	**181108469.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181108469.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002060838A

Date/Time : 04/12/2006 09:47

Transaction No : C060605051

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 405.00

This is a computer-generated receipt. No signature is required.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	30/11/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048832700**	**0**	**0**
Amount of Issued Share Capital :	**181100149.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181100149.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002060833A Date/Time : 04/12/2006 09:44

Transaction No : C060605045

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 415.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5750		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	30/11/2006		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048827500**	**0**	**0**
Amount of Issued Share Capital :	**181089281.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181089281.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002060825A

Date/Time : 04/12/2006 09:42

Transaction No : C060605041

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 425.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	30/11/2006		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048821750**	**0**	**0**
Amount of Issued Share Capital :	**181080081.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181080081.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002050872A

Date/Time : 27/11/2006 11:08

Transaction No : C060593505

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 435.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	23/11/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048819150**	**0**	**0**
Amount of Issued Share Capital :	**181076857.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181076857.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002050860A

Date/Time : 27/11/2006 11:05

Transaction No : C060593492

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount In Deposit Account : $ 445.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	23/11/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048813350**	**0**	**0**
Amount of Issued Share Capital :	**181064735.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181064735.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002050849A

Date/Time : 27/11/2006 11:02

Print

Transaction No : C060593481

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 455.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	23/11/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048810750**	**0**	**0**
Amount of Issued Share Capital :	**181060913.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181060913.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002050836A

Date/Time : 27/11/2006 11:00

Transaction No : C060593469

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 465.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	23/11/2006		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048808150**	**0**	**0**
Amount of Issued Share Capital :	**181056753.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181056753.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Date/Time : 27/11/2006 10:57

Receipt No : ACR000002050821A

Transaction No : C060593454

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 475.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		

Date of Allotment: 23/11/2006

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048805550**	**0**	**0**
Amount of Issued Share Capital :	**181053529.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181053529.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002049094A

Date/Time : 24/11/2006 11:42

Transaction No : C060591303

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 485.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	17/11/2006		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048802950**	**0**	**0**
Amount of Issued Share Capital :	**181048849.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181048849.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002049072A
Transaction No	: C060591278
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 24/11/2006 11:36

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 495.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	17/11/2006		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048795150**	**0**	**0**
Amount of Issued Share Capital :	**181032547.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181032547.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002049062A

Date/Time : 24/11/2006 11:33

Transaction No : C060591268

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 505.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	17/11/2006		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048792550**	**0**	**0**
Amount of Issued Share Capital :	**181028725.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181028725.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002049045A

Date/Time : 24/11/2006 11:30

Transaction No : C060591252

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 515.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	17/11/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048789950**	**0**	**0**
Amount of Issued Share Capital :	**181024565.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181024565.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002049028A

Date/Time : 24/11/2006 11:27

Transaction No : C060591234

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 525.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	16/11/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048787350**	**0**	**0**
Amount of Issued Share Capital :	**181019885.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181019885.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002049014A

Date/Time : 24/11/2006 11:24

Transaction No : C060591222

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 535.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	16/11/2006		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048781750**	**0**	**0**
Amount of Issued Share Capital :	**181011653.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181011653.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002048995A
Transaction No	: C060591202
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 24/11/2006 11:21

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 545.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	16/11/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048776150**	**0**	**0**
Amount of Issued Share Capital :	**181002693.75**	**0**	**0**
Amount of Paid-up Share Capital :	**181002693.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002043701A

Date/Time : 21/11/2006 10:48

Transaction No : C060585436

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 55.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	15/11/2006		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048769550**	**0**	**0**
Amount of Issued Share Capital :	**180990813.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180990813.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002043697A

Date/Time : 21/11/2006 10:46

Print

Transaction No : C060585429

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 65.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	15/11/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048758550**	**0**	**0**
Amount of Issued Share Capital :	**180967823.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180967823.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002043670A

Transaction No : C060585400

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 21/11/2006 10:35

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 75.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	15/11/2006		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048755950**	**0**	**0**
Amount of Issued Share Capital :	**180964001.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180964001.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002043661A

Date/Time : 21/11/2006 10:32

Transaction No : C060585390

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 85.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	15/11/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048753350**	**0**	**0**
Amount of Issued Share Capital :	**180959841.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180959841.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002043649A

Date/Time : 21/11/2006 10:29

Print

Transaction No : C060585376

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 95.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : SINGAPORE DOLLAR (099)

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	15/11/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048750750**	**0**	**0**
Amount of Issued Share Capital :	**180955161.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180955161.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002027575A

Date/Time : 08/11/2006 12:40

Transaction No : C060567582

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 105.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	06/11/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048747550**	**0**	**0**
Amount of Issued Share Capital :	**180948121.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180948121.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002027161A

Date/Time : 08/11/2006 10:06

Print

Transaction No : C060567103

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 115.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	19500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	03/11/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048739150**	**0**	**0**
Amount of Issued Share Capital :	**180930565.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180930565.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002027147A

Date/Time : 08/11/2006 10:01

Transaction No : C060567088

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 125.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	03/11/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048719650**	**0**	**0**
Amount of Issued Share Capital :	**180889810.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180889810.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002027139A

Date/Time : 08/11/2006 09:58

Transaction No : C060567082

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 135.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	03/11/2006		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048717050**	**0**	**0**
Amount of Issued Share Capital :	**180885988.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180885988.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002027131A

Date/Time : 08/11/2006 09:55

Transaction No : C060567075

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 145.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	1300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	03/11/2006		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048714450**	**0**	**0**
Amount of Issued Share Capital :	**180881308.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180881308.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002025367A

Date/Time : 07/11/2006 09:44

Transaction No : C060565186

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 155.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	15600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	02/11/2006		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048713150**	**0**	**0**
Amount of Issued Share Capital :	**180878448.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180878448.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002025354A

Date/Time : 07/11/2006 09:42

Transaction No : C060565173

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 165.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	02/11/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048697550**	**0**	**0**
Amount of Issued Share Capital :	**180845844.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180845844.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002025347A

Date/Time : 07/11/2006 09:39

Transaction No : C060565163

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 175.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	02/11/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048694050**	**0**	**0**
Amount of Issued Share Capital :	**180840699.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180840699.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002025336A

Date/Time : 07/11/2006 09:36

Transaction No : C060565155

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 185.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	9000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	01/11/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048690550**	**0**	**0**
Amount of Issued Share Capital :	**180835099.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180835099.75**	**0**	**0**

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048690550**	**0**	**0**
Amount of Issued Share Capital :	**180835099.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180835099.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002025330A

Date/Time : 07/11/2006 09:33

Transaction No : C060565150

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 195.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	01/11/2006		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048681550**	**0**	**0**
Amount of Issued Share Capital :	**180816289.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180816289.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002025321A

Date/Time : 07/11/2006 09:31

Transaction No : C060565144

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 205.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	01/11/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048678950**	**0**	**0**
Amount of Issued Share Capital :	**180812129.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180812129.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002021665A	Date/Time : 03/11/2006 09:58
Transaction No	: C060560886	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 240.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	30/10/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048676350**	**0**	**0**
Amount of Issued Share Capital :	**180807449.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180807449.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002021659A

Date/Time : 03/11/2006 09:55

Transaction No : C060560878

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 250.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	30/10/2006		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048664150**	**0**	**0**
Amount of Issued Share Capital :	**180781951.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180781951.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002021652A

Date/Time : 03/11/2006 09:52

Transaction No : C060560871

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 260.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	30/10/2006		

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bizFILE

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048661550**	**0**	**0**
Amount of Issued Share Capital :	**180778129.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180778129.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002021646A

Date/Time : 03/11/2006 09:50

Transaction No : C060560865

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 270.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	30/10/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048658950**	**0**	**0**
Amount of Issued Share Capital :	**180773969.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180773969.75**	**0**	**0**

bizFILE (an only)

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002017414A

Date/Time : 01/11/2006 09:22

Transaction No : C060556188

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 280.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	27/10/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048656350**	**0**	**0**
Amount of Issued Share Capital :	**180769289.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180769289.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002017401A

Date/Time : 01/11/2006 09:17

Print

Transaction No : C060556173

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 290.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	26/10/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048629750**	**0**	**0**
Amount of Issued Share Capital :	**180713695.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180713695.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002017389A

Date/Time : 01/11/2006 09:15

Transaction No : C060556163

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 300.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	26/10/2006		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048616750**	**0**	**0**
Amount of Issued Share Capital :	**180686525.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180686525.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002014371A

Date/Time : 31/10/2006 10:08

Transaction No : C060552475

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 310.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	25/10/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048611550**	**0**	**0**
Amount of Issued Share Capital :	**180675085.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180675085.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002014345A

Date/Time : 31/10/2006 10:02

Transaction No : C060552451

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 320.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	21400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	23/10/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048601150**	**0**	**0**
Amount of Issued Share Capital :	**180653349.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180653349.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002011562A

Date/Time : 30/10/2006 10:49

Transaction No : C060548967

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 330.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	38000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	20/10/2006		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048579750**	**0**	**0**
Amount of Issued Share Capital :	**180608623.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180608623.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002011551A

Date/Time : 30/10/2006 10:46

Transaction No : C060548949

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 340.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares. (•) Yes ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

biz FILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	20/10/2006		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048541750**	**0**	**0**
Amount of Issued Share Capital :	**180529203.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180529203.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002011538A
Transaction No	: C060548933
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 30/10/2006 10:43

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 350.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	20/10/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048539150**	**0**	**0**
Amount of Issued Share Capital :	**180525381.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180525381.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002011522A

Date/Time : 30/10/2006 10:40

Transaction No : C060548919

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 360.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	20/10/2006		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048536550**	**0**	**0**
Amount of Issued Share Capital :	**180521221.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180521221.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002011455A

Date/Time : 30/10/2006 10:24

Transaction No : C060548844

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 370.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

biz FILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	8400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	19/10/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048533950**	**0**	**0**
Amount of Issued Share Capital :	**180515501.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180515501.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002011442A

Date/Time : 30/10/2006 10:21

Transaction No : C060548829

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 380.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (●) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

biz FILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	19/10/2006		

Save | Delete | Reset | Back

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048525550**	**0**	**0**
Amount of Issued Share Capital :	**180497945.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180497945.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001998483A

Date/Time : 19/10/2006 11:50

Transaction No : C060533415

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 390.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	16/10/2006		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048520350**	**0**	**0**
Amount of Issued Share Capital :	**180486505.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180486505.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001998384A	Date/Time : 19/10/2006 11:22
Transaction No	: C060533278	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 400.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048512550**	**0**	**0**
Amount of Issued Share Capital :	**180475039.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180475039.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001998373A

Date/Time : 19/10/2006 11:19

Transaction No : C060533262

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 410.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	16/10/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048504750**	**0**	**0**
Amount of Issued Share Capital :	**180462559.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180462559.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001998349A

Date/Time : 19/10/2006 11:13

Transaction No : C060533239

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 420.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

☐ S1069567H / TAN JIAK NGEE MICHAEL
☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	16/10/2006		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048499550**	**0**	**0**
Amount of Issued Share Capital :	**180456111.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180456111.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000001998332A
Transaction No	: C060533222
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 19/10/2006 11:09

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 430.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	16/10/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048488550**	**0**	**0**
Amount of Issued Share Capital :	**180436311.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180436311.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001996408A

Date/Time : 18/10/2006 12:07

Transaction No : C060531072

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 440.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	13/10/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048482750**	**0**	**0**
Amount of Issued Share Capital :	**180423551.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180423551.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001996397A

Date/Time : 18/10/2006 12:03

Transaction No : C060531063

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 450.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	13/10/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048480150**	**0**	**0**
Amount of Issued Share Capital :	**180418117.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180418117.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001996392A

Date/Time : 18/10/2006 12:00

Transaction No : C060531056

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 460.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

*. State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	13/10/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048477550**	**0**	**0**
Amount of Issued Share Capital :	**180414893.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180414893.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001993873A

Date/Time : 17/10/2006 10:39

Transaction No : C060528314

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 470.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	4200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	12/10/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048472350**	**0**	**0**
Amount of Issued Share Capital :	**180405533.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180405533.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001993855A

Date/Time : 17/10/2006 10:34

Transaction No : C060528293

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 480.00

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	12/10/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048468150**	**0**	**0**
Amount of Issued Share Capital :	**180396755.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180396755.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001993838A

Date/Time : 17/10/2006 10:30

Transaction No : C060528277

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	**Code/Description**	**Unit Price (S$)**	**Qty**	**Amount**
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 490.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	12/10/2006		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048462950**	**0**	**0**
Amount of Issued Share Capital :	**180389111.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180389111.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000001993828A

Date/Time : 17/10/2006 10:27

Transaction No : C060528268

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 500.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	12/10/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048457750**	**0**	**0**
Amount of Issued Share Capital :	**180380791.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180380791.75**	**0**	**0**

bizFILE Only

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001983782A

Date/Time : 10/10/2006 09:59

Transaction No : C060516756

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 510.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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biz FILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	04/10/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048452550**	**0**	**0**
Amount of Issued Share Capital :	**180371431.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180371431.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001982457A

Date/Time : 09/10/2006 12:13

Transaction No : C060515276

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 520.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	28/09/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048447350**	**0**	**0**
Amount of Issued Share Capital :	**180360563.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180360563.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000001982445A
Transaction No	: C060515266
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 09/10/2006 12:09

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 530.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :

- ☐ S1069567H / TAN JIAK NGEE MICHAEL
- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME	LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	28/09/2006		

Save Delete Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048444750**	**0**	**0**
Amount of Issued Share Capital :	**180355129.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180355129.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001982433A

Date/Time : 09/10/2006 12:05

Transaction No : C060515254

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 540.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	28/09/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048442150**	**0**	**0**
Amount of Issued Share Capital :	**180351307.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180351307.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000001982371A

Date/Time : 09/10/2006 11:48

Transaction No : C060515195

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 550.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Record saved successfully.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Directors

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Director's

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

signed the above, please select accordingly :	☐ S1069567H / TAN JIAK NGEE MICHAEL ☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, LIM HONG ENG SUSANNA, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	28/09/2006		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1048439550**	**0**	**0**
Amount of Issued Share Capital :	**180347147.75**	**0**	**0**
Amount of Paid-up Share Capital :	**180347147.75**	**0**	**0**

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Biz-Filing with Registry of Companies and Businesses

Date of Filing	Form
04 JAN 2007	Lodgment of Return of Allotment of Shares – 31,800 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 3,500 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 3,900 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 7,800 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 10,000 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 75,400 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 131,800 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 122,200 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 2,600 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 5,200 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 54,600 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 52,000 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares – 2,600 shares

04 JAN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	7,800 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	54,600 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	80,500 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	13,000 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	6,500 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	5,200 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	41,600 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	72,800 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	2,600 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	41,600 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	77,100 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	5,800 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	12,300 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	11,000 shares
04 JAN 2007	Lodgment of Return of Allotment of Shares –	26,000 shares
20 DEC 2006	Lodgment of Return of Allotment of Shares –	38,700 shares
20 DEC 2006	Lodgment of Return of Allotment of Shares –	10,400 shares
20 DEC 2006	Lodgment of Return of Allotment of Shares –	7,800 shares
20 DEC 2006	Lodgment of Return of Allotment of Shares –	3,500 shares
20 DEC 2006	Lodgment of Return of Allotment of Shares –	18,000 shares
20 DEC 2006	Lodgment of Return of Allotment of Shares –	2,600 shares

20 DEC 2006	Lodgment of Return of Allotment of Shares –	28,200 shares
20 DEC 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
20 DEC 2006	Lodgment of Return of Allotment of Shares –	7,800 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	96,200 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	10,400 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	54,600 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	16,900 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	3,900 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	149,400 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	200 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	600 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	39,000 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	66,700 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	7,800 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	7,800 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	15,600 shares
19 DEC 2006	Lodgment of Return of Allotment of Shares –	15,600 shares
13 DEC 2006	Lodgment of Return of Allotment of Shares –	60,400 shares

13 DEC 2006	Lodgment of Return of Allotment of Shares – 7,800 shares
13 DEC 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
13 DEC 2006	Lodgment of Return of Allotment of Shares – 5,200 shares
13 DEC 2006	Lodgment of Return of Allotment of Shares – 13,000 shares
13 DEC 2006	Lodgment of Return of Allotment of Shares – 34,400 shares
12 DEC 2006	Lodgment of Return of Allotment of Shares – 13,000 shares
12 DEC 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
12 DEC 2006	Lodgment of Return of Allotment of Shares – 7,800 shares
12 DEC 2006	Lodgment of Return of Allotment of Shares – 7,800 shares
12 DEC 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
12 DEC 2006	Lodgment of Return of Allotment of Shares – 8,400 shares
12 DEC 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
12 DEC 2006	Lodgment of Return of Allotment of Shares – 5,200 shares
04 DEC 2006	Lodgment of Return of Allotment of Shares – 5,200 shares
04 DEC 2006	Lodgment of Return of Allotment of Shares – 5,750 shares
04 DEC 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
27 NOV 2006	Lodgment of Return of Allotment of Shares – 5,800 shares
27 NOV 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
27 NOV 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
27 NOV 2006	Lodgment of Return of Allotment of Shares – 2,600 shares
27 NOV 2006	Lodgment of Return of Allotment of Shares – 2,600 shares

24 NOV 2006	Lodgment of Return of Allotment of Shares –	7,800 shares
24 NOV 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
24 NOV 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
24 NOV 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
24 NOV 2006	Lodgment of Return of Allotment of Shares –	5,600 shares
24 NOV 2006	Lodgment of Return of Allotment of Shares –	5,600 shares
24 NOV 2006	Lodgment of Return of Allotment of Shares –	6,600 shares
21 NOV 2006	Lodgment of Return of Allotment of Shares –	11,000 shares
21 NOV 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
21 NOV 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
21 NOV 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
21 NOV 2006	Lodgment of Return of Allotment of Shares –	3,200 shares
08 NOV 2006	Lodgment of Return of Allotment of Shares –	8,400 shares
08 NOV 2006	Lodgment of Return of Allotment of Shares –	19,500 shares
08 NOV 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
08 NOV 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
08 NOV 2006	Lodgment of Return of Allotment of Shares –	1,300 shares
07 NOV 2006	Lodgment of Return of Allotment of Shares –	15,600 shares
07 NOV 2006	Lodgment of Return of Allotment of Shares –	3,500 shares
07 NOV 2006	Lodgment of Return of Allotment of Shares –	3,500 shares
07 NOV 2006	Lodgment of Return of Allotment of Shares –	9,000 shares
07 NOV 2006	Lodgment of Return of Allotment of Shares –	2,600 shares

07 NOV 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
03 NOV 2006	Lodgment of Return of Allotment of Shares –	12,200 shares
03 NOV 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
03 NOV 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
03 NOV 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
01 NOV 2006	Lodgment of Return of Allotment of Shares –	26,600 shares
01 NOV 2006	Lodgment of Return of Allotment of Shares –	13,000 shares
01 NOV 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
31 OCT 2006	Lodgment of Return of Allotment of Shares –	10,400 shares
31 OCT 2006	Lodgment of Return of Allotment of Shares –	21,400 shares
30 OCT 2006	Lodgment of Return of Allotment of Shares –	38,000 shares
30 OCT 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
30 OCT 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
30 OCT 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
30 OCT 2006	Lodgment of Return of Allotment of Shares –	8,400 shares
30 OCT 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
19 OCT 2006	Lodgment of Return of Allotment of Shares –	7,800 shares
19 OCT 2006	Lodgment of Return of Allotment of Shares –	7,800 shares
19 OCT 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
19 OCT 2006	Lodgment of Return of Allotment of Shares –	11,000 shares

19 OCT 2006	Lodgment of Return of Allotment of Shares –	5,800 shares
18 OCT 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
18 OCT 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
18 OCT 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
17 OCT 2006	Lodgment of Return of Allotment of Shares –	4,200 shares
17 OCT 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
17 OCT 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
17 OCT 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
10 OCT 2006	Lodgment of Return of Allotment of Shares –	5,200 shares
09 OCT 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
09 OCT 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
09 OCT 2006	Lodgment of Return of Allotment of Shares –	2,600 shares
09 OCT 2006	Lodgment of Return of Allotment of Shares –	2,600 shares

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002104032A

Date/Time : 04/01/2007 19:12

Transaction No : C070004906

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 185.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	31800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	21/12/2006		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050603400**	**0**	**0**
Amount of Issued Share Capital :	**184732287.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184732287.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002104028A

Date/Time : 04/01/2007 19:09

Transaction No : C070004903

Print

Agency : RCB - RCB
Application : BIZFILE PAYMENT SERVICE
Paid via : Deposit Service Account
EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 195.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	21/12/2006		

Save Delete Reset Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment).

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050571600**	**0**	**0**
Amount of Issued Share Capital :	**184665825.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184665825.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002104024A

Date/Time : 04/01/2007 19:04

Transaction No : C070004896

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 205.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	3900		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	21/12/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050568100**	**0**	**0**
Amount of Issued Share Capital :	**184660680.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184660680.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002104020A

Date/Time : 04/01/2007 19:01

Print

Transaction No : C070004893

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 215.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	21/12/2006		

Save | Delete | Reset | Back

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050564200**	**0**	**0**
Amount of Issued Share Capital :	**184654440.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184654440.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002104019A

Date/Time : 04/01/2007 18:59

Transaction No : C070004891

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 225.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	21/12/2006		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050561600**	**0**	**0**
Amount of Issued Share Capital :	**184649760.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184649760.75**	**0**	**0**

sats

one with you

5 January 2007

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

BY LOCAL COURIER

Dear Sirs,

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED ("SATS")
EXERCISE OF SHARE OPTIONS PURSUANT TO SATS EMPLOYEE SHARE OPTION PLAN ("ESOP")

OPTION 00A	**- BATCH NO. A00089 -**	**75,400 SHARES**
OPTION 00B	**- BATCH NO. B00321 -**	**10,000 SHARES**
OPTION 01A	**- BATCH NO. C00387 -**	**2,600 SHARES**
OPTION 02A	**- BATCH NO. D00308 -**	**7,800 SHARES**
OPTION 03A	**- BATCH NO. E00181 -**	**2,600 SHARES**

ALLOTMENT DATE: 20 DECEMBER 2006

We refer to the letters from our share registrars, M & C Services, dated 22 December 2006 and our ESOP administration service providers, Tricor Singapore Pte. Ltd., dated 22 December 2006.

We enclose the following for your attention:

1. Application for listing and quotation of 98,400 shares fully paid;
2. Copy each of the Return of allotment of shares duly filed and RCB filing receipt.

Yours sincerely,

BKEdnani

f. Shireena Woon (Ms)
Company Secretary
Singapore Airport Terminal Services Limited
Encs.

c.c. M & C Services Private Limited (Fax: 6225 1452 – without enclosures)
Registrars & Transfer Office
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Attn: Ms Helen Kee

c.c. Tricor Singapore Pte. Ltd. (Fax: 6236 4399 – without enclosures)
8 Cross Street #11-00
PWC Building
Singapore 048424
Attn: Mr Alan Lim/Ms Jack Leng

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 98,400 SHARES FULLY PAID
ARISING FROM OPTIONS EXERCISED PURSUANT TO THE SATS EMPLOYEE SHARE OPTION PLAN

ALLOTMENT DATE: 20/12/2006 ESOP: 493

1. The ordinary shares for which the listing is applied rank pari passu in all respects with existing shares in the Company.

2. Details of each class of securities:

Class of Security	Issued and Paid-Up Share Capital			Options Grant and Exercised	
		No. of Shares	$		No.
Ordinary Shares	Before Exercise	1,050,455,400	184,429,194.75	Before Exercise	69,311,875
	Add: Issued pursuant to Exercise	98,400	203,406	Less Amount Lapsed	-
	After Exercise	1,050,553,800	184,632,600.75	Less Amount Exercised	98,400
				Amount Outstanding	69,213,475

3. Outstanding Share Options : 69,213,475

4. We confirm that the options were granted and exercised in compliance with the terms of the SATS Employee Share Option Plan as may be amended from time to time.

Authorised Signature: BK Ednani
Name: Bharti Ednani
Designation: Legal Counsel
Dated: 4 January 2007

Authorised Signature :
Name:
Designation:

Enclosures:
a. A copy of the Return of Allotment filed with the Accounting and Corporate Regulatory Authority, Singapore
b. Confirmation of despatch of share certificates (will be faxed by Share Registrar and followed by hard copy)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002104012A

Date/Time : 04/01/2007 18:55

Print

Transaction No : C070004886

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 235.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	20/12/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050553800**	**0**	**0**
Amount of Issued Share Capital :	**184632600.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184632600.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002104008A

Date/Time : 04/01/2007 18:52

Transaction No : C070004882

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 245.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	20/12/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050551200**	**0**	**0**
Amount of Issued Share Capital :	**184628778.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184628778.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002104002A

Date/Time : 04/01/2007 18:49

Transaction No : C070004878

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 255.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	20/12/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050543400**	**0**	**0**
Amount of Issued Share Capital :	**184616298.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184616298.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002103998A

Date/Time : 04/01/2007 18:47

Print

Transaction No : C070004874

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 265.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	10000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	20/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050540800**	**0**	**0**
Amount of Issued Share Capital :	**184613074.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184613074.75**	**0**	**0**

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002103994A

Date/Time : 04/01/2007 18:44

Transaction No : C070004867

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 275.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	75400		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	20/12/2006		

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050530800**	**0**	**0**
Amount of Issued Share Capital :	**184595074.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184595074.75**	**0**	**0**

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : * (max 2000 characters)

Attachment : * (copy of resolution)

Note : Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002103989A

Date/Time : 04/01/2007 18:40

Transaction No : C070004862

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 285.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	131800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	20/12/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050455400**	**0**	**0**
Amount of Issued Share Capital :	**184429194.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184429194.75**	**0**	**0**

sats
one with you

5 January 2007

The Central Depository (Pte) Ltd
4 Shenton Way
#02-01 SGX Centre 2
Singapore 068807

BY LOCAL COURIER

Dear Sirs,

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED ("SATS")
EXERCISE OF SHARE OPTIONS PURSUANT TO SATS EMPLOYEE SHARE OPTION PLAN ("ESOP")

OPTION 00A	**- BATCH NO. A00088 -**	**54,600 SHARES**
OPTION 00B	**- BATCH NO. B00320 -**	**5,200 SHARES**
OPTION 01A	**- BATCH NO. C00386 -**	**2,600 SHARES**
OPTION 04A	**- BATCH NO. F00055 -**	**122,200 SHARES**

ALLOTMENT DATE: 20 DECEMBER 2006

We refer to the letters from our share registrars, M & C Services, dated 22 December 2006 and our ESOP administration service providers, Tricor Singapore Pte. Ltd., dated 22 December 2006.

We enclose the following for your attention:

1. Application for listing and quotation of 184,600 shares fully paid;
2. Copy each of the Return of allotment of shares duly filed and RCB filing receipt.

Yours sincerely,

BK Ednani

f. Shireena Woon (Ms)
Company Secretary
Singapore Airport Terminal Services Limited
Encs.

c.c. M & C Services Private Limited (Fax: 6225 1452 – without enclosures)
Registrars & Transfer Office
138 Robinson Road #17-00
The Corporate Office
Singapore 068906
Attn: Ms Helen Kee

c.c. Tricor Singapore Pte. Ltd. (Fax: 6236 4399 – without enclosures)
8 Cross Street #11-00
PWC Building
Singapore 048424
Attn: Mr Alan Lim/Ms Jack Leng

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

APPLICATION FOR LISTING AND QUOTATION OF 184,600 SHARES FULLY PAID
ARISING FROM OPTIONS EXERCISED PURSUANT TO THE SATS EMPLOYEE SHARE OPTION PLAN

ALLOTMENT DATE: 20/12/2006 ESOP: 491

1. The ordinary shares for which the listing is applied rank pari passu in all respects with existing shares in the Company.

2. Details of each class of securities:

Class of Security	Issued and Paid-Up Share Capital			Options Grant and Exercised	
		No. of Shares	$		No.
Ordinary Shares	Before Exercise	1,050,139,000	183,765,630.75	Before Exercise	69,628,275
	Add: Issued pursuant to Exercise	184,600	388,102	Less Amount Lapsed	-
	After Exercise	1,050,323,600	184,153,732.75	Less Amount Exercised	184,600
				Amount Outstanding	69,443,675

3. Outstanding Share Options : 69,443,675

4. We confirm that the options were granted and exercised in compliance with the terms of the SATS Employee Share Option Plan as may be amended from time to time.

Authorised Signature: BKEdnani
Name: Bharti Ednani
Designation: Legal Counsel
Dated: 4 January 2007

Authorised Signature :
Name:
Designation:

Enclosures:
a. A copy of the Return of Allotment filed with the Accounting and Corporate Regulatory Authority, Singapore
b. Confirmation of despatch of share certificates (will be faxed by Share Registrar and followed by hard copy)

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002103982A

Date/Time : 04/01/2007 18:35

Transaction No : C070004855

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 295.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	122200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	20/12/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

☐ S1342207I / YEO CHEE TONG
☐ S1792374I / SHIREENA JOHAN WOON
☐ S2163476Z / CHENG WAI WING EDMUND
☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050323600**	**0**	**0**
Amount of Issued Share Capital :	**184153732.75**	**0**	**0**
Amount of Paid-up Share Capital :	**184153732.75**	**0**	**0**

bizFILE

DEPOSIT SERVICES

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Statement of Transaction for Deposit Service Account

From 04/01/2007 To 04/01/2007

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
Singapore 819659

Account No. : 030066
Registration No.: PB02001177

S/No	Date	Used By	Transaction Type Transaction No.	Receipt No.	Debit (S$)	Credit (S$)
	04/01/2007	**Balance Brought Forward**				**515.00**
1	04/01/2007 10:31:00	S1792374I	Lodgment Of Return Of Allotment Of Share / 197201770G C070003003	ACR0000002102274A	10.00	0.00
2	04/01/2007 10:48:16	S1792374I	Lodgment Of Return Of Allotment Of Share / 197201770G C070003067	ACR0000002102357A	10.00	0.00
3	04/01/2007 10:59:46	S1792374I	Lodgment Of Return Of Allotment Of Share / 197201770G C070003117	ACR0000002102408A	10.00	0.00
4	04/01/2007 11:07:30	S1792374I	Lodgment Of Return Of Allotment Of Share / 197201770G C070003149	ACR0000002102436A	10.00	0.00
5	04/01/2007 11:10:37	S1792374I	Lodgment Of Return Of Allotment Of Share / 197201770G C070003166	ACR0000002102448A	10.00	0.00
6	04/01/2007 11:17:23	S1792374I	Lodgment Of Return Of Allotment Of Share / 197201770G	ACR0000002102472A	10.00	0.00

7	04/01/2007 11:20:30	S1792374I	C070003189 Lodgment Of Return Of Allotment Of Share / 197201770G	ACR0000002102483A	10.00	0.00
8	04/01/2007 11:25:51	S1792374I	C070003202 Lodgment Of Return Of Allotment Of Share / 197201770G	ACR0000002102503A	10.00	0.00
9	04/01/2007 17:24:33	S1792374I	C070003222 Lodgment Of Return Of Allotment Of Share / 197201770G	ACR0000002103779A	10.00	0.00
10	04/01/2007 17:28:06	S1792374I	C070004670 Lodgment Of Return Of Allotment Of Share / 197201770G	ACR0000002103797A	10.00	0.00
11	04/01/2007 17:30:59	S1792374I	C070004686 Lodgment Of Return Of Allotment Of Share / 197201770G	ACR0000002103807A	10.00	0.00
12	04/01/2007 17:35:32	S1792374I	C070004696 Lodgment Of Return Of Allotment Of Share / 197201770G	ACR0000002103824A	10.00	0.00
13	04/01/2007 17:38:56	S1792374I	C070004710 Lodgment Of Return Of Allotment Of Share / 197201770G	ACR0000002103837A	10.00	0.00
14	04/01/2007 17:49:11	S1792374I	C070004722 Lodgment Of Return Of Allotment Of Share / 197201770G	ACR0000002103874A	10.00	0.00
15	04/01/2007 17:52:24	S1792374I	C070004761 Lodgment Of Return Of Allotment Of Share / 197201770G	ACR0000002103885A	10.00	0.00

			C070004773			
16	04/01/2007 17:56:54	S1792374I	Lodgment Of Return Of Allotment Of Share / 197201770G C070004784	ACR0000002103899A	10.00	0.00
17	04/01/2007 18:10:13	S1792374I	Lodgment Of Return Of Allotment Of Share / 197201770G C070004825	ACR0000002103945A	10.00	0.00
18	04/01/2007 18:14:00	S1792374I	Lodgment Of Return Of Allotment Of Share / 197201770G C070004832	ACR0000002103954A	10.00	0.00
19	04/01/2007 18:18:35	S1792374I	Lodgment Of Return Of Allotment Of Share / 197201770G C070004839	ACR0000002103960A	10.00	0.00
20	04/01/2007 18:22:34	S1792374I	Lodgment Of Return Of Allotment Of Share / 197201770G C070004842	ACR0000002103963A	10.00	0.00
21	04/01/2007 18:26:28	S1792374I	Lodgment Of Return Of Allotment Of Share / 197201770G C070004846	ACR0000002103969A	10.00	0.00
Total					**210.00**	**0.00**
Balance Carried Down						**305.00**

The above information will be treated as correct unless you notify us of any error within 14 days. For any queries on your account, kindly contact officer at 325 3721. Your account will be inactivated once the balance reaches $50/-. Therefore, please top up your account before it reaches $50/-.

Ok

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.24		
unpaid :	0		
Date of Allotment:	20/12/2006		

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050201400**	**0**	**0**
Amount of Issued Share Capital :	**183898334.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183898334.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002103963A	Date/Time : 04/01/2007 18:22
Transaction No	: C070004842	Print
Agency	: RCB - RCB	
Application	: BIZFILE PAYMENT SERVICE	
Paid via	: Deposit Service Account	
EP Ref No	:	

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 315.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	20/12/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050198800**	**0**	**0**
Amount of Issued Share Capital :	**183895110.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183895110.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR000002103960A

Transaction No : C070004839

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

Date/Time : 04/01/2007 18:18

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 325.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	54600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	20/12/2006		

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050193600**	**0**	**0**
Amount of Issued Share Capital :	**183885750.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183885750.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002103954A

Date/Time : 04/01/2007 18:14

Print

Transaction No : C070004832

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 335.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	52000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	20/12/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

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LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050139000**	**0**	**0**
Amount of Issued Share Capital :	**183765630.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183765630.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002103945A

Date/Time : 04/01/2007 18:10

Transaction No : C070004825

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 345.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	20/12/2006		

Save. Delete Reset Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050087000**	**0**	**0**
Amount of Issued Share Capital :	**183656950.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183656950.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002103899A

Date/Time : 04/01/2007 17:56

Transaction No : C070004784

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 355.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	20/12/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050084400**	**0**	**0**
Amount of Issued Share Capital :	**183653128.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183653128.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002103885A

Date/Time : 04/01/2007 17:52

Transaction No : C070004773

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 365.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	7800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	20/12/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as **filename*yyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050079200**	**0**	**0**
Amount of Issued Share Capital :	**183644808.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183644808.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002103874A

Date/Time : 04/01/2007 17:49

Transaction No : C070004761

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 375.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	54600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	20/12/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050071400**	**0**	**0**
Amount of Issued Share Capital :	**183630768.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183630768.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002103837A

Date/Time : 04/01/2007 17:38

Transaction No : C070004722

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 385.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash.

Class of Shares :	Ordinary	Preference	Others
Number of shares :	80500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	20/12/2006		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes
○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1050016800**	**0**	**0**
Amount of Issued Share Capital :	**183510648.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183510648.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002103824A

Date/Time : 04/01/2007 17:35

Transaction No : C070004710

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 395.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	13000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	20/12/2006		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(●) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Special

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- ☐ S0036442H / OW CHIN HOCK
- ☐ S0070715E / NG KEE CHOE
- ☐ S0234645A / CHEW CHOON SENG
- ☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049936300**	**0**	**0**
Amount of Issued Share Capital :	**183342403.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183342403.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002103807A

Date/Time : 04/01/2007 17:30

Transaction No : C070004696

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 405.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	6500		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	20/12/2006		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK
☐ S0070715E / NG KEE CHOE
☐ S0234645A / CHEW CHOON SENG
☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S13422071 / YEO CHEE TONG ☐ S17923741 / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049923300**	**0**	**0**
Amount of Issued Share Capital :	**183323293.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183323293.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002103797A

Date/Time : 04/01/2007 17:28

Transaction No : C070004686

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 415.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5200		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	20/12/2006		

Save | Delete | Reset | Back

biz FILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049916800**	**0**	**0**
Amount of Issued Share Capital :	**183312893.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183312893.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR000002103779A
Transaction No	: C070004670
Agency	: RCB - RCB
Application	: BIZFILE PAYMENT SERVICE
Paid via	: Deposit Service Account
EP Ref No	:

Date/Time : 04/01/2007 17:24

Print

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 425.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	20/12/2006		

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Return of Allotment of Shares

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Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

◉ Yes

○ No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name will be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

☐ S0036442H / OW CHIN HOCK

☐ S0070715E / NG KEE CHOE

☐ S0234645A / CHEW CHOON SENG

☐ S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049911600**	**0**	**0**
Amount of Issued Share Capital :	**183303533.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183303533.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002102503A

Date/Time : 04/01/2007 11:25

Transaction No : C070003222

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 435.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	72800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	18/12/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049870000**	**0**	**0**
Amount of Issued Share Capital :	**183212013.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183212013.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002102483A   Date/Time : 04/01/2007 11:20

Transaction No : C070003202   Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 445.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Share payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	2600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	18/12/2006		

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049797200**	**0**	**0**
Amount of Issued Share Capital :	**183059861.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183059861.75**	**0**	**0**

To : Devi

Fax : 6533-5137

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002102472A

Date/Time : 04/01/2007 11:17

Transaction No : C070003189

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 455.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	41600		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	18/12/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save | Reset

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049794600**	**0**	**0**
Amount of Issued Share Capital :	**183055181.75**	**0**	**0**
Amount of Paid-up Share Capital :	**183055181.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No	: ACR0000002102448A	Date/Time : 04/01/2007 11:10	
Transaction No	: C070003166		Print
Agency	: RCB - RCB		
Application	: BIZFILE PAYMENT SERVICE		
Paid via	: Deposit Service Account		
EP Ref No	:		

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00
		Total (S$) :		10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 465.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	77100		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.09		
unpaid :	0		
Date of Allotment:	18/12/2006		

Save | Delete | Reset | Back

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as ***filenameyyyyMMddmmsstt***

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Submit

Return of Allotment of Shares

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049753000**	**0**	**0**
Amount of Issued Share Capital :	**182963661.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182963661.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002102436A

Date/Time : 04/01/2007 11:07

Print

Transaction No : C070003149

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 475.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | **Share payable in cash** | **For a consideration other than cash** | **Share Capital/Allotees' Particulars** | **Shareholders list after the allotment** | **Summary of Capital**

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	5800		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.47		
unpaid :	0		
Date of Allotment:	18/12/2006		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes

( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049675900**	**0**	**0**
Amount of Issued Share Capital :	**182802522.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182802522.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002102408A

Date/Time : 04/01/2007 10:59

Transaction No : C070003117

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Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 485.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	12300		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.60		
unpaid :	0		
Date of Allotment:	18/12/2006		

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LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution | Shares payable in cash | For a consideration other than cash | Share Capital/Allotees' Particulars | Shareholders list after the allotment | Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wil be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

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Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :

- ☐ S1342207I / YEO CHEE TONG
- ☐ S1792374I / SHIREENA JOHAN WOON
- ☐ S2163476Z / CHENG WAI WING EDMUND
- ☐ S2533854E / KHAW KHENG JOO

If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :

(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049670100**	**0**	**0**
Amount of Issued Share Capital :	**182793996.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182793996.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002102357A

Date/Time : 04/01/2007 10:48

Transaction No : C070003067

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 495.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

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PAYMENTS

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PAYMENT ACKNOWLEDGEMENT

EP Ref No :

Receipt No. : ACR0000002102357A

Transaction No.	Company Registration No.	Company Name
C070003067	197201770G	SINGAPORE AIRPORT TERMINAL SERVICES LIMITED

Payment for return of allotment of shares has been done successfully.

It is important to print a copy of the receipt for future reference.

View Receipt

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.
- (•) Yes
- ( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filename*yyyyMMddmmsstt*

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	11000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	1.80		
unpaid :	0		
Date of Allotment:	18/12/2006		

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bizFILE

LOCAL COMPANY TRANSACTIONS

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Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049657800**	**0**	**0**
Amount of Issued Share Capital :	**182774316.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182774316.75**	**0**	**0**

bizFILE

GST No. :M9-0008879-T

RECEIPT

Receipt No : ACR0000002102274A

Date/Time : 04/01/2007 10:31

Transaction No : C070003003

Print

Agency : RCB - RCB

Application : BIZFILE PAYMENT SERVICE

Paid via : Deposit Service Account

EP Ref No :

SINGAPORE AIRPORT TERMINAL SERVICES LIMITED
20 AIRPORT BOULEVARD
SATS INFLIGHT CATERING CENTRE 3
SINGAPORE 819659

Sno	Code/Description	Unit Price (S$)	Qty	Amount
1	Lodgment Of Return Of Allotment Of Share **COMPANY/BUSINESS/LLP/PUBLIC ACCOUNTANT/PUBLIC ACCOUNTING FIRM NAME :** 197201770G / SINGAPORE AIRPORT TERMINAL SERVICES LIMITED	10.00	1	10.00

Total (S$) : 10.00

Deposit Service Account No. : 030066
Balance Amount in Deposit Account : $ 505.00

This is a computer-generated receipt. No signature is required.

It is important to print a copy of the receipt for future reference.

HOME | LOGOUT

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Capital Information

Currency : **SINGAPORE DOLLAR (099)**

Return of Allotment of Shares (Payable in cash) *

Applicable only if share is payable in cash

Class of Shares :	Ordinary	Preference	Others
Number of shares :	26000		
Amount paid and/or unpaid on each share e.g. eg. 999999.9999999999			
paid :	2.20		
unpaid :	0		
Date of Allotment:	18/12/2006		

Save | Delete | Reset | Back

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Shares payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Power under Section 161 of the Companies Act *

The directors have obtained the approval of the company in general meeting to issue shares.

(•) Yes
( ) No

Resolution Made

* You are only required to fill in this section if the directors are not given the power under Section 161 of the Companies Act to issue shares.

Registration No. : **197201770G**

Company Name : **SINGAPORE AIRPORT TERMINAL SERVICES LIMITED**

Nature of Meeting : * Members

Place of Meeting : *

* State "Passed by written means" if resolution obtained as such

Date of Meeting: * (dd/mm/yyyy)

Resolution Type : * Ordinary

Description : *
(max 2000 characters)

Attachment : *
(copy of resolution)

Note :
Uploaded file name wll be changed by suffixing time-stamp with the actual file name as
filenameyyyyMMddmmsstt

Browse...

(Click 'Browse' to select file for attachment)

Maximum File Size : 2048 KB

Person(s) signing the resolution or the minutes incorporating the resolution or the written resolution (section 184A or 184C)

If a director/ secretary signed the above, please

- [ ] S0036442H / OW CHIN HOCK
- [ ] S0070715E / NG KEE CHOE
- [ ] S0234645A / CHEW CHOON SENG
- [ ] S1069567H / TAN JIAK NGEE MICHAEL

select accordingly :	☐ S1342207I / YEO CHEE TONG ☐ S1792374I / SHIREENA JOHAN WOON ☐ S2163476Z / CHENG WAI WING EDMUND ☐ S2533854E / KHAW KHENG JOO
If a person other than a director / secretary signed the above, please enter name(s) and capacity (ies) or designation of person(s) who signed the resolution or the minutes incorporating the resolution or the written resolution :	(maximum 300 characters)

Declaration

I, SHIREENA JOHAN WOON, declare the information which has been submitted herein to be true to the best of my knowledge.

Save Reset

bizFILE

LOCAL COMPANY TRANSACTIONS

HOME | LOGOUT

Return of Allotment of Shares

Submit

Please fill in the following information. Fields marked * must be completed.

Resolution	Share payable in cash	For a consideration other than cash	Share Capital/Allotees' Particulars	Shareholders list after the allotment	Summary of Capital

Summary of Share Capital after allotment

Share Capital (1)

Currency :	**SINGAPORE DOLLAR (099)**		
Class of Shares :	Ordinary	Preference	Others
Number of Shares :	**1049646800**	**0**	**0**
Amount of Issued Share Capital :	**182754516.75**	**0**	**0**
Amount of Paid-up Share Capital :	**182754516.75**	**0**	**0**